REPLICEL LIFE SCIENCES INC.
Suite 900 - 570 Granville Street
Vancouver, BC  V6C 3P1
Telephone: (604) 248-8730  Fax: (604) 248-8690

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

TO BE HELD ON DECEMBER 8, 2020

AND

INFORMATION CIRCULAR

November 5, 2020

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this notice and information circular, you should immediately contact your advisor.

REPLICEL LIFE SCIENCES INC.
Suite 900 - 570 Granville Street
Vancouver, BC  V6C 3P1
Telephone: (604) 248-8730  Fax: (604) 248-8690

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF REPLICEL LIFE SCIENCES INC.:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of RepliCel Life Sciences Inc. (the "Company") will be held via ZOOM, on Tuesday, December 8, 2020, at the hour of 4:30 p.m. (Vancouver time) for the following purposes:

1. to receive the audited financial statements of the Company for the financial period ended December 31, 2019, and accompanying report of the auditors;

2. to appoint BDO Canada LLP as the auditors of the Company for the financial year ending December 31, 2020 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the financial year ending December 31, 2020;

3. to set the number of directors of the Company for the ensuing year at seven (7);

4. to elect, individually, R. Lee Buckler, David Hall, Peter Lewis, Andrew Schutte, Peter Lowry, Larissa Huang and Gavin Ye as the directors of the Company;

5. to consider and, if thought fit, to pass an ordinary resolution to ratify the Company's 2014 Stock Option Plan, as described in the accompanying information circular (the "Information Circular");

6. to consider and, if thought fit, to approve a Shareholder Rights Plan, as described in the Information Circular; and

7. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of meeting (the "Notice of Meeting").

The board of directors of the Company has fixed October 29, 2020 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered holder of common shares at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered holder of common shares of the Company and are unable to attend the Meeting, please vote by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

In view of the current and rapidly evolving COVID-19 outbreak, the Company will not be providing a physical location for shareholders to attend the Meeting in person. As always, the Company encourages shareholders to vote prior to the Meeting. Shareholders are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting by ZOOM.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 5th day of November, 2020.

By Order of the Board of Directors of

REPLICEL LIFE SCIENCES INC.

"R. Lee Buckler"

R. Lee Buckler
President, Chief Executive Officer, Corporate
Secretary and Director

PLEASE VOTE. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY FORM AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED.

-ii-

REPLICEL LIFE SCIENCES INC.
Suite 900 - 570 Granville Street
Vancouver, BC  V6C 3P1
Telephone: (604) 248-8730  Fax: (604) 248-8690

INFORMATION CIRCULAR
November 5, 2020

INTRODUCTION

This information circular (the "Information Circular") accompanies the notice of annual general and special meeting of shareholders (the "Notice") of RepliCel Life Sciences Inc. (the "Company") and is furnished to shareholders (each, a "Shareholder") holding common shares (each, a "Share") in the capital of the Company in connection with the solicitation by the management of the Company of proxies to be voted at the annual general and special meeting (the "Meeting") of the Shareholders to be held at 4:30 pm on Tuesday, December 8, 2020 via teleconference only, or at any adjournment or postponement thereof. All references to Shareholders in this Information Circular are to registered Shareholders unless specifically stated otherwise.

Date and Currency

The date of this Information Circular is November 5, 2020. Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

COVID

In view of the current and rapidly evolving COVID-19 outbreak, the Company will not be providing a physical location for shareholders to attend the Meeting in person. As always, the Company encourages shareholders to vote prior to the Meeting. Shareholders are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting by ZOOM.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. Each Shareholder is entitled to one vote for each Share that such Shareholder holds on October 29, 2020 (the "Record Date") on the resolutions to be voted upon at the Meeting, and any other matter to properly come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are proposed directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING.

A SHAREHOLDER MAY EXERCISE THIS RIGHT BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED ON THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

The Shareholder may vote by mail, by telephone or via the Internet by following instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. The Chairman of the Meeting, in his sole discretion, may accept completed forms of proxy on the day of the Meeting or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

Each Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

A proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those Shareholders who do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided by a broker, then in almost all cases those Shares will not be registered in the Beneficial Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to the names of all Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by his, her or its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Shares to be voted at the Meeting. If Beneficial Shareholders receive the voting instruction forms from Broadridge, they are requested to complete and return the voting instruction forms to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote Shares directly at the Meeting - the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the applicable Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his, her or its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his, her or its broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his, her or its Shares.

Beneficial Shareholders consist of non-objecting beneficial owners and objecting beneficial owners. A non-objecting beneficial owner is a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner does not object, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators. An objecting beneficial owner means a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner objects, for that account, to the intermediary disclosing ownership information about the beneficial owner under NI 54-101.

The Company is sending proxy-related materials directly to non-objecting beneficial owners of the Shares. The Company will not pay for the delivery of proxy-related materials to objecting beneficial owners of the Shares under NI 54-101 and Form 54-107F1 - Request for Voting Instructions Made by Intermediarty. The objecting beneficial owners of the Shares will not receive the materials unless their intermediary assumes the costs of delivery.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Shares without par value and an unlimited number of preference shares without par value. As of the Record Date, determined by the board of directors of the Company (the "Board") to be the close of business on the Record Date, a total of 33,523,307 Shares were issued and outstanding. Each Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement thereof.

At the Meeting, the votes of holders of Shares will be aggregated on all matters to be approved at the Meeting. To the knowledge of the directors or executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to the Shares, other than as set forth below:

Name of Shareholder	Number of Shares Owned	Percentage of Outstanding Shares(1)
Andrew Schutte	3,731,571	11.13%
YOFOTO (China) Health Industry Co. Ltd.	5,357,900	15.98%

(1) Based on 33,523,307 Shares issued and outstanding as of October 29, 2020.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2019, together with the auditor's report thereon, will be presented to the Shareholders at the Meeting. The Company's financial statements and management discussion and analysis are available on SEDAR at www.sedar.com.

NUMBER OF DIRECTORS

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at seven (7). An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management of the Company recommends the approval of setting the number of directors of the Company at seven (7).

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company's articles or until such director's earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy, all of whom are presently members of the Board.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)(2)
R. Lee Buckler(5) British Columbia, Canada President, CEO, Corporate Secretary and Director

Mr. Buckler has been an executive in the cell therapy sector since 2000 beginning with Malachite Management in the Stem Cell Technologies group of companies. Before joining the Company he was the Managing Director of Cell Therapy Group, a firm he formed in 2008 where he did business development consulting for companies and organizations in or interested in the cell therapy sector. Mr. Buckler has a Bachelor's Degree in Education and a Law Degree. After law school, he did a one year judicial clerkship with the B.C. Supreme Court and was a practicing attorney for three years at Edwards, Kenny & Bray. Mr. Buckler served six years as the Executive Director of the International Society for Cellular Therapy and just over two years as Director of Business Development for Progenitor Cell Therapy. Mr. Buckler is an advisory board member for RoosterBio Inc.

		January 1, 2016 to date	3,404
David Hall(3)(4)(5) British Columbia, Canada Chairman of the Board and Director

Mr. Hall has served as a director of the Company since December 22, 2010, Chairman of the Board since January 1, 2016 and was the President and Chief Executive Officer of the Company from December 22, 2010 until January 1, 2016. From 1994 to 2008, he held executive management roles at Angiotech Pharmaceuticals Inc. including Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations. He also served as its Corporate Secretary and Treasurer. He was a director and Chairman of the Audit Committee of GLG Lifetech Corporation between September 2010 and June 2014.  He is past chair and former board member of Life Sciences BC. He is the former Chairman of the Biotech Industry Advisory Committee to the BC Competition Council, a past member of the BC Task Force on PharmaCare, and currently serves on the Board of Trustees for Providence Health Care Research Institute and Avricore Health Inc.

		December 22, 2010 to date	398,049(6)
Peter Lewis(3)(4) British Columbia, Canada Director	Mr. Lewis is a chartered accountant, and has been a partner with Lewis and Company, a firm specializing in taxation law, since 1993.	May 27, 2011 to date	151,999
Andrew Schutte(5) Kentucky, United States Director	Chief Technology Officer with MainPointe Pharmaceuticals from November 2016 to present. VBA Programmer with Gerimed Inc. from February 2012 to February 2016, a US based company which provides independent pharmacies servicing long-term care and home care patients access to cost effective solutions. President and sole proprietor of two oil related LLCs, Nolan Olbohrung LLC and Valence Oil LLC.	December 14, 2018 to date	3,731,571

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)(2)
Peter Lowry(3)(4)(5) Auckland, New Zealand Director

Mr. Lowry is an experienced commercial executive having held a number of governance roles, with experience in the United Kingdom and New Zealand markets. As a Director and Consultant with Pkarma Limited he is focused on business strategy and improvement for private sector companies and government bodies. His work includes the use of lean methodology and customer focused design, and the utilization of objective data to drive strategy and programs. His consulting and operational management roles include General Manager of the Greenlane Heart Unit, one of the largest Cardiac service in Australia, leading Auckland Orthopedics, an organization supported by 80 orthopedic surgeons across Auckland, and the development and operational management of a number of joint-ventures that leverage intellectual property across a range of clinical and commercial settings. Mr. Lowry graduated with a Bachelor of Management Studies from the University of Waikato (4 year degree), is a Chartered Accountant in New Zealand, and has completed the Executive Program of the Darden Business School, University of Virginia. Mr. Lowry is a long term shareholder in the Company having acquired Shares through a number of the capital raisings during this time.

		December 14, 2018 to date	777,154
Larissa Huang Zheijiang Province, China Director	Vice President of International Operation Center of YOFOTO (China) Health Industry Co. Ltd. from 2016 to present. Student from 2011 to 2016.	December 14, 2018 to date	Nil
Gavin Ye British Columbia, Canada Director

Gavin Ye has a Bachelor's of Science from the Technical University of Delft (The Netherlands) and a Bachelor's of Science from the University of Victoria (Canada).  His Canadian work experience since 2011 has taken him through positions in Calgary (Alberta), Saskatoon (Saskatchewan), and Victoria (British Columbia) in the financial services sector, the commodity exchange industry, and most recently in international product development and brand building driven by deep analytics.  Gavin has deep cross-border experience between Canada and Hong Kong, China, Singapore, South Korea and Taiwan.

		December 18, 2019 to date	Nil

(1) Information has been furnished by the respective nominees individually.

(2) The information as to Shares beneficially owned, or over which a nominee exercises control or direction, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective nominees as at October 29, 2020.

(3) Member of the Audit Committee of the Company.

(4) Member of the Nominating, Compensation and Corporate Governance Committee of the Company.

(5) Member of the Operations Committee.

(6) Does not include 100,000 Shares held by Mr. Hall's wife over which Mr. Hall does not exercise control or direction.

Management does not contemplate that any of its nominees will be unable to serve as directors.  If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Shares represented by proxy for the election of any other persons as directors.

The Company operates with a standing Audit Committee, a Nominating, Compensation and Corporate Governance Committee and an Operations Committee.  David Hall, Peter Lewis and Peter Lowry are members of the Audit Committee and the Nominating, Compensation and Corporate Governance Committee and David Hall, Peter Lewis, Andrew Schutte and Peter Lowry are members of the Operations Committee.

Management recommends the election of each of the nominees listed above as a director of the Company.

Orders

Except as disclosed below, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Peter Lewis is a director of Landstar Properties Inc. ("Landstar"), a company listed on the TSX Venture Exchange (the "TSXV"). On May 11, 2010, while Mr. Lewis was a director of Landstar, Landstar became subject to a cease trade order issued by the British Columbia Securities Commission as a result of the failure to file financial statements (the "BCSC CTO") and a cease trade order issued by the Alberta Securities Commission on August 10, 2010 as a result of the failure to file financial statements (together with the BCSC CTO, the "Cease Trade Orders").  The Cease Trade Orders remains in effect.

David Hall was a director of GLG Life Tech Corporation ("GLG Life Tech"), a company listed on the Toronto Stock Exchange, which has been the subject of cease trade orders issued by the British Columbia Securities Commission on May 2, 2012, by the Manitoba Securities Commission on July 9, 2012 and by the Ontario Securities Commission on May 4, 2012.  The cease trade orders were issued because GLG Life Tech failed to file by the required deadline certain continuous disclosure documents. The cease trade orders were revoked by the British Columbia Securities Commission on June 13, 2013 and by the Ontario and Manitoba Securities Commissions on June 17, 2013.

Bankruptcies

To the best of management's knowledge, no proposed director of the Company is, or within ten (10) years before the date of this Information Circular, has been, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

Penalties and Sanctions

To the best of management's knowledge, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Statement of Executive Compensation:

"compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Company or any of its subsidiaries (if any);

"NEO" or "named executive officer" means:

(a) each individual who served as chief executive officer ("CEO") of the Company, or who performed functions similar to a CEO, during any part of the most recently completed financial year,

(b) each individual who served as chief financial officer ("CFO") of the Company, or who performed functions similar to a CFO, during any part of the most recently completed financial year,

(c) the most highly compensated executive officer of the Company or any of its subsidiaries (if any) other than individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for that financial year, and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries (if any), nor acting in a similar capacity, at the end of that financial year;

"plan" includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

"underlying securities" means any securities issuable on conversion, exchange or exercise of compensation securities.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company or any subsidiary thereof to each NEO and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company or any subsidiary thereof for each of the two most recently completed financial years, other than stock options and other compensation securities:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites(1) ($)	Value of All Other Compensation ($)	Total Compensation ($)
R. Lee Buckler(2) President, CEO, Corporate Secretary and Director	2019 2018	240,000 240,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	240,000 240,000
Simon Ma(3) CFO and Director of Finance	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	96,000 61,514	96,000 61,514
Dr. Rolf Hoffmann(4) Chief Medical Officer	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	44,879 100,000	44,879 100,000
David Hall(5) Chairman and Director	2019 2018	Nil Nil	Nil Nil	21,000 15,000	Nil Nil	21,000 Nil	21,000 15,000
Tom Kordyback(6) Former CFO	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	18,000 Nil	18,000 Nil
Peter Lewis(7) Director	2019 2018	Nil Nil	Nil Nil	16,250 10,000	Nil Nil	16,250 Nil	16,250 10,000
Peter Lowry(8) Director	2019 2018	Nil Nil	Nil Nil	15,250 2,500	Nil Nil	Nil Nil	15,250 2,500
Andrew Schutte(8) Director	2019 2018	Nil Nil	Nil Nil	12,250 2,500	Nil Nil	Nil Nil	12,250 2,500
Larissa Huang(8) Director	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Gavin Ye(9) Director	2019 2018	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A
Geoff MacKay(10) Former Director	2019 2018	Nil Nil	Nil Nil	9,000 10,000	Nil Nil	Nil Nil	9,000 10,000
Hugh Rogers(11) Former Director	2019 2018	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil

(1) "Perquisites" include perquisites provided to an NEO or director that are not generally available to all employees and that, in aggregate, are: (a) $15,000, if the NEO or director's total salary for the financial year is $150,000 or less, (b) 10% of the NEO or director's salary for the financial year if the NEO or director's total salary for the financial year is greater than $150,000 but less than $500,000, or (c) $50,000 if the NEO or director's total salary for the financial year is $500,000 or greater.

(2) R. Lee Buckler has been the President, CEO and director of the Company since January 1, 2016 and the Corporate Secretary since June 13, 2016.

(3) Simon Ma has been the CFO of the Company since October 17, 2018 and the Director of Finance of the Company since June 13, 2016.

(4) Rolf Hoffman has been the Chief Medical Officer of the Company since December 22, 2010.

(5) David Hall has been a director of the Company since December 22, 2010 and the Chairman since January 1, 2016.

(6) Tom Kordyback was the CFO of the Company from August 22, 2011 to October 17, 2018.

(7) Peter Lewis has been a director of the Company since May 27, 2011.

(8) Messrs. Lowry, Schutte and Ms. Huang have been directors of the Company since December 14, 2018.

(9) Gavin Ye has been a director of the Company since December 18, 2019.

(10) Geoff MacKay was a director of the Company from October 14, 2015 to December 18, 2019.

(11) Hugh Rogers was a director of the Company from February 3, 2017 to December 14, 2018.

Stock Options and Other Compensation Securities

During the year ended December 31, 2019, the Company did not grant any compensation securities granted to directors and NEOs of the Company or any subsidiary thereof.

As at December 31, 2019:

(a) R. Lee Buckler, the President, CEO and a director of the Company, owned an aggregate of 550,000 compensation securities directly, comprised solely of stock options, each of which is exercisable into one Share. Of these, 150,000 are exercisable at a price of $0.60 per Share until December 2021 and 400,000 are exercisable at a price of $0.43 per Share until July 30, 2023;

(b) Simon Ma, the CFO and Director of Finance of the Company, owned an aggregate of 50,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share at a price of $0.43 per Share until July 30, 2023;

(c) Rolf Hoffman, the Chief Medical Officer of the Company, owned an aggregate of 150,000 compensation securities directly, comprised solely of stock options, each of which is exercisable into one Share. Of these, 75,000 are exercisable at a price of $0.60 per Share until December 2021 and 75,000 are exercisable at a price of $0.43 per Share until July 30, 2023;

(d) David Hall, the Chairman and a director of the Company, owned an aggregate of 175,000 compensation securities directly, comprised solely of stock options, each of which is exercisable into one Share. Of these, 75,000 are exercisable at a price of $0.60 per Share until December 2021 and 100,000 are exercisable at a price of $0.43 per Share until July 30, 2023;

(e) Peter Lewis, a director of the Company, owned an aggregate of 90,000 compensation securities, comprised solely of stock options, each of which is exercise into one Share. Of these 10,000 are exercisable at a price of $5.50 per Share until September 5, 2020, 30,000 are exercisable at a price of $0.60 per Share until December 2021 and 50,000 are exercisable at a price of $0.43 per Share until July 30, 2023;

(f) Peter Lowry, a director of the Company, owned an aggregate of 80,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share at a price of $0.43 per Share until July 30, 2023;

(g) Andrew Schutte, a director of the Company, owned an aggregate of 30,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share at a price of $0.43 per Share until July 30, 2023;

(h) Larissa Huang did not own any compensation securities;

(i) Gavin Ye did not own any compensation securities; and

(j) Geoff MacKay, a former director of the Company, owned an aggregate of 95,000 compensation securities, comprised solely of stock options, each of which is exercise into one Share. Of these 15,000 are exercisable at a price from of $3.60 per Share until October 14, 2020, 30,000 are exercisable at a price of $0.60 per Share until December 2021 and 50,000 are exercisable at a price of $0.43 per Share until July 30, 2023;

(k) Hugh Rogers, a former director of the Company, did not own any securities.

Stock Option Plans and Other Incentive Plans

The Company's current stock option plan (the "2014 Plan"), which it adopted in 2014, is a "rolling" stock option plan, whereby the aggregate number of Shares reserved for issuance, together with any other Shares reserved for issuance under any other plan or agreement of the Company, shall not exceed ten (10%) percent of the total number of issued Shares (calculated on a non-diluted basis) at the time an option is granted. The 2014 Plan provides that the Board may, from time to time, in its discretion, grant to directors, officers, employees, consultants and other personnel stock options to purchase common shares of the Company. As at October 29, 2020, there were 830,000 options outstanding under the 2014 Plan. The Shareholders re-approved the 2014 Plan at the Company's annual general and special meeting held on December 18, 2019.

For additional details regarding the terms of the 2014 Plan, see below under the heading "Particulars of Matters to Be Acted Upon - Re-Approval of 2014 Stock Option Plan".

Employment, Consulting and Management Agreements

Employment Agreement: Lee Buckler

Pursuant to an employment agreement, effective as of January 1, 2016, between Lee Buckler and the Company, Mr. Buckler serves as President, Chief Executive Officer and Corporate Secretary of the Company and President and Chief Executive Officer of TrichoScience for a base salary of $240,000 per annum. Under the agreement, Mr. Buckler will be eligible to participate in a bonus plan as and when established by the Company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Buckler during each fiscal year in accordance with milestones to be established by the Board. Mr. Buckler may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. If Mr. Buckler's employment is terminated for any reason other than for just cause, the Company will pay Mr. Buckler: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for the first year of employment or a lump sum amount as severance compensation equal to twelve months of base salary after the first year of employment plus an additional two months of base salary for each full year of employment after the initial year up to a maximum of eighteen months of base salary, and a lump sum payment as compensation for the loss of Mr. Buckler's entitlement to benefits up to a maximum of $100,000.

Consulting Agreement: Simon Ma

The Company entered into a consulting agreement dated effective October 17, 2018 with Simon S. Ma Corporation, a company wholly owned by Simon Ma, the CFO and Director of Finance of the Company, pursuant to which Simon Ma provides the Company with financial and accounting services. The Company has agreed to pay Simon S. Ma Corporation a consulting fee of $8,000 plus GST for the term of the consulting agreement, being twelve months after the effective date. The consulting agreement is automatically renewable for twelve months unless either party gives thirty days' written notice to the other of its intention not to renew the consulting agreement. The consulting agreement may be terminated before its expiry by either party at any time without cause by giving notice to the other party at least thirty days prior to the termination and by the Company, without notice, immediately upon the occurrence of any default by Mr. Ma.

Oversight and Description of Director and NEO Compensation

Compensation Process

The Company appointed a Nominating, Compensation and Corporate Governance Committee (the "NCCG Committee") in October 2013, which currently is comprised of David Hall, Peter Lewis (Chair) and Peter Lowry.

Among other duties, the NCCG Committee reviews and recommends to the Board for approval, policies relating to compensation of the Company's executive officers and reviews the performance of the Company's executive officers and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company's executive officers.

When determining the compensation of its officers, the Board considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

Accordingly, the Board relies on a number of factors including such input from the NCCG Committee, and through various discussions and without any formal objectives, criteria or analysis, in determining the compensation of its executive officers, as well as employees and consultants. The NCCG Committee ensures that the total compensation paid to all NEOs and directors is fair and reasonable and is consistent with the Company's compensation philosophy. The final decision upon compensation is made by the Board.

The NCCG Committee reviews at least annually the corporate goals and objectives of the Company's executive compensation plans, incentive-compensation and equity based plans and other general compensation plans (collectively, the "Company Plans") and, if appropriate, recommend that the Board amend these goals and objectives. The NCCG Committee also reviews at least annually the Company Plans in light of the Company's goals and objectives with respect to such plans, and, if the NCCG Committee deems it appropriate, recommend to the Board the adoption of new, or the amendment of existing, Company Plans.

Goals and Objectives

The overall objective of the Company's compensation strategy is to offer medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest calibre and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard. The Company currently has medium-term and long-term compensation components in place, such as the stock options granted which have expiry dates in 2020 through 2023, respectively. The Company intends to further develop these compensation components. The objectives of the Company's compensation policies and procedures are to align the interests of the Company's employees with the interests of the Shareholders. Therefore, a significant portion of the total compensation is based upon overall corporate performance. The Company relies on Board discussion without a formal agenda for objectives, criteria and analysis when determining executive compensation. There are no formal performance goals or similar conditions that must be satisfied in connection with the payment of executive compensation.

The Company directly, or indirectly, through companies managed by NEOs, pays management fees to NEOs. The Company also chooses to grant stock options to NEOs and directors to satisfy the long-term compensation component. The Board may consider, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Company and the position of a participant. The Board considers that the payment of such discretionary annual cash bonuses satisfies the medium-term compensation component. In the future, the Board may also consider the grant of options to purchase Shares of the Company with longer future vesting dates to satisfy the long-term compensation component.

Executive Compensation Program

Executive compensation is comprised of two elements: base fee or salary and long-term incentive compensation (stock options). The Board reviews both components in assessing the compensation of individual executive officers and of the Company as a whole.

Base fees or salaries are intended to provide current compensation and a short-term incentive for executive officers to meet the Company's goals, as well as to remain competitive within the industry. Base fees or salaries are compensation for job responsibilities and reflect the level of skills, expertise and capabilities demonstrated by the executive officers.

Stock options are an important part of the Company's long-term incentive strategy for its officers, permitting them to participate in any appreciation of the market value of the Company's shares over a stated period of time, and are intended to reinforce commitment to long-term growth and Shareholder value. Stock option grants reward overall corporate performance as measured through the price of the Shares and enables executives to acquire and maintain a significant ownership position in the Company. See "Stock Options and Other Compensation Securities" above.

The Company has not retained a compensation consultant or advisor to assist the Board in determining compensation for any of the Company's directors or officers. Given the Company's current stage of development, the Company has not considered the implications of the risks associated with the Company's compensation practices. The Company has not adopted any policies with respect to whether NEOs and directors are permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments or benefits to the NEOs at, following, or in connection with retirement, including any defined benefits plan or any defined contribution plan. The Company does not have a deferred compensation plan with respect to any NEO.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

On April 15, 2014, the Board approved the adoption of the 2014 Plan, which was last ratified and approved by the Shareholders on December 14, 2018. A copy of the 2014 Plan is attached as Schedule "A" to the notice and information circular dated May 12, 2016 filed on SEDAR at www.sedar.com on May 18, 2016. For a description of the features of the 2014 Plan, please see "Particulars of Matters to Be Acted Upon - Re-Approval of 2014 Stock Option Plan".

The following table sets forth, as of December 31, 2019, the number of securities to be issued upon exercise of outstanding stock options, the weighted-average exercise price and the number of securities remaining to be issued under equity compensation plans approved and not approved by the Shareholders:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
Equity compensation plans approved by security holders	1,830,000	$0.79	998,775
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,830,000	$0.79	998,775

(1)  The Company does not have any warrants or rights outstanding under any equity compensation plans.

(2) The 2014 Plan is a rolling stock option plan under which the Company can issue such number of options as is equal to 10% of the Company's issued and outstanding Shares from time to time. As of October 29, 2020, there were 33,523,307 Shares outstanding and the Company could issue up to 3,352,330 options to acquire Shares on such date.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the Board, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company. None of the directors' or executive officers' indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares, or who exercises control or direction of Shares, or a combination of both, carrying more than 10% of the voting rights attached to the Shares outstanding (each, an "Insider"); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, other than an interest arising solely from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all Shareholders.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to pass an ordinary resolution to appoint BDO Canada LLP as auditors of the Company for the fiscal year ending December 31, 2020, and to authorize the directors of the Company to fix the remuneration to be to be paid to the auditors for the fiscal year ending December 31, 2020. An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management of the Company recommends that Shareholders vote for the appointment of BDO Canada LLP, as the Company's auditors for the Company's fiscal year ending December 31, 2020 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending December 31, 2020.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 Audit Committees ("NI 52-110"), a reporting issuer is required to provide disclosure annually with respect to its audit committee, including the text of its audit committee charter, information regarding the composition of the audit committee, and information regarding fees paid to its external auditor. The Company provides the following disclosure with respect to its audit committee (the "Audit Committee").

Audit Committee Charter

The following Audit Committee charter (the "Audit Committee Charter") was adopted by the Company's Audit Committee and the Board:

Purpose of the Audit Committee

The Audit Committee is a standing committee of the Board. The role of the Audit Committee is to:

(a) assist the Board in its oversight responsibilities by reviewing: (i) the Company's consolidated financial statements, the financial and internal controls and the accounting, audit and reporting activities, (ii) the Company's compliance with legal and regulatory requirements, (iii) the external auditors' qualifications and independence, and (iv) the scope, results and findings of the Company's external auditors' audit and non-audit services;

(b) prepare any report of the Audit Committee required to be included in the Company's annual report or proxy material; and

(c) take such other actions within the scope of this Audit Committee Charter as the Board may assign to the Audit Committee from time to time or as the Audit Committee deems necessary or appropriate.

Composition, Operations and Authority

Composition

The Audit Committee shall be composed of a minimum of three members of the Board. A majority of the members of the Audit Committee shall be independent as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the applicable stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities (collectively, the "Applicable Law"). Each member of the Audit Committee shall be "financially literate" and at least one member of the Audit Committee shall be a "financial expert", as such terms are defined by the Applicable Law.

Members of the Audit Committee shall be appointed by the Board and continue to be members until their successors are elected and qualified or until their earlier retirement, resignation or removal. Any member of the Audit Committee may be removed by the Board in its discretion.  However, a member of the Audit Committee shall automatically cease to be a member of the Audit Committee upon either ceasing to be a director of the Board or, if applicable, ceasing to be independent as required in this Section 2 of this Audit Committee Charter. Vacancies on the Audit Committee will be filled by the Board.

Authority

The authority of the Audit Committee is subject to the provisions of this Audit Committee Charter, the constating documents of the Company, such limitations as may be imposed by the Board from time to time and Applicable Law.

The Audit Committee shall have the authority to: (i) retain (at the Company's expense) its own legal counsel and other advisors and experts that the Audit Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behavior within the Company. In addition, the Audit Committee shall have the authority to request any officer, director or employee of the Company, or any other persons whose advice and counsel are sought by the Audit Committee, such as members of the Company's management or the Company's outside legal counsel and external auditors, to meet with the Audit Committee or any of its advisors and to respond to their inquiries. The Audit Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities.

The Audit Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Audit Committee with respect to any of the matters referred to in this Audit Committee Charter.

Operations

The Board may appoint one member of the Audit Committee to serve as chair of the Audit Committee (the "Chair"), but if it fails to do so, the members of the Audit Committee shall designate a Chair by majority vote of the full Audit Committee to serve at the pleasure of the majority of the full Audit Committee. If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, an acting Chair for the meeting shall be chosen by majority vote of the Audit Committee from among the members present. In the case of a deadlock on any matter or vote, the Chair shall refer the matter to the Board. The Audit Committee may appoint a secretary who need not be a director of the Board or Audit Committee.

The Chair shall preside at each meeting of the Audit Committee and set the agendas for the Audit Committee meetings. The Audit Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings as long as they are not inconsistent with any provisions of the Company's constating documents or this Audit Committee Charter.

The Audit Committee shall meet (in person or by telephonic meeting) at least quarterly or more frequently as circumstances dictate. As a part of each meeting of the Audit Committee at which the Audit Committee recommends that the Board approve the annual audited financial statements, the Audit Committee shall meet in a separate session with the external auditors and, if desired, with management and/or the internal auditor. In addition, the Audit Committee or the Chair shall meet with management quarterly to review the Company's financial statements and the Audit Committee or a designated member of the Audit Committee shall meet with the external auditors to review the Company's financial statements on a regular basis as the Audit Committee may deem appropriate. The Audit Committee shall maintain written minutes or other records of its meetings and activities, which shall be duly filed in the Company's records.

Except as otherwise required by the Company's constating documents, a majority of the members of the Audit Committee shall constitute a quorum for the transaction of business and the act of a majority of the members present at any meeting at which there is a quorum shall be the act of the Audit Committee. The Audit Committee may also act by unanimous written consent in lieu of a meeting.

Responsibilities and Duties

The Audit Committee's primary responsibilities are to:

General

(a) review and assess the adequacy of this Audit Committee Charter on an annual basis and, where necessary or desirable, recommend changes to the Board;

(b) report to the Board regularly at such times as the Chair may determine to be appropriate but not less frequently than four times per year;

(c) follow the process established for all committees of the Board for assessing the Audit Committee's performance;

Review of Financial Statements, MD&A and other Documents

(d) review the Company's financial statements and related management's discussion and analysis and any other annual reports or other financial information to be submitted to any governmental body or the public, including any certification, report, opinion or review rendered by the external auditors before they are approved by the Board and publicly disclosed;

(e) review with the Company's management and, if applicable, the external auditors, the Company's quarterly financial statements and related management's discussion and analysis, before they are released;

(f) ensure that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements other than the disclosure referred to in the two immediately preceding paragraphs and periodically assess the adequacy of such procedures;

(g) review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

(h) review with the Company's management any press release of the Company which contains financial information;

(i) review analyses prepared by management and/or the external auditors setting forth significant reporting issues and judgments made in connection with the preparation of the Company's financial statements;

External Auditors

(j) recommend external auditors' nominations to the Board to be put before the shareholders for appointment and, as necessary, the removal of any external auditors in office from time to time;

(k) approve the fees and other compensation to be paid to the external auditors;

(l) pre-approve all significant non-audit engagements to be provided to the Company with the external auditors;

(m) require the external auditors to submit to the Audit Committee, on a regular basis (at least annually), a formal written statement delineating all relationships between the external auditors and the Company and discuss with the external auditors any relationships that might affect the external auditors' objectivity and independence;

(n) recommend to the Board any action required to ensure the independence of the external auditors;

(o) advise the external auditors of their ultimate accountability to the Board and the Audit Committee;

(p) oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attest services for the Company;

(q) evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Audit Committee, including (i) reviewing and evaluating the lead partner on the external auditors' engagement with the Company, (ii) considering whether the auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors' independence, (iii) determine the rotation of the lead audit partner and the audit firm, and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors' qualifications, independence and performance;

(r) present the Audit Committee's conclusions with respect to its evaluation of external auditors to the Board and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board as it considers necessary;

(s) obtain and review a report from the external auditors at least annually regarding the external auditors' internal quality-control procedures; material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the external auditors and the Company;

(t) establish policies for the Company's hiring of employees or former employees of the external auditors;

(u) monitor the relationship between management and the external auditors including reviewing any management letters or other reports of the external auditors and discussing any material differences of opinion between management and the external auditors;

Financial Reporting Process

(v) periodically discuss the integrity, completeness and accuracy of the Company's internal controls and the financial statements with the external auditors in the absence of the Company's management;

(w) in consultation with the external auditors, review the integrity of the Company's financial internal and external reporting processes;

(x) consider the external auditors' assessment of the appropriateness of the Company's auditing and accounting principles as applied in its financial reporting;

(y) review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Company's auditing and accounting principles and practices suggested by the external auditors, internal audit personnel or management;

(z) review and discuss with the CEO and the CFO the procedures undertaken in connection with the CEO and CFO certifications for the interim and annual filings with applicable securities regulatory authorities;

(aa) review disclosures made by the CEO and CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company's internal controls;

(bb) establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management's preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

(cc) discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management, the head of internal audit or the external auditors;

(dd) resolve any disagreements between management and the external auditors regarding financial reporting;

(ee) review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

(ff) retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board for such purposes);

(gg) discuss any management or internal control letters or proposals to be issued by the external auditors of the Company;

Corporate Controls and Procedures

(hh) receive confirmation from the CEO and CFO that reports to be filed with Canadian securities commissions and any other applicable regulatory agency: (a) have been prepared in accordance with the Company's disclosure controls and procedures; and (b) contain no material misrepresentations or omissions and fairly presents, in all material respects, the financial condition, results of operations and cash flow as of and for the period covered by such reports;

(ii) receive confirmation from the CEO and CFO that they have concluded that the disclosure controls and procedures are effective as of the end of the period covered by such reports;

(jj) discuss with the CEO and CFO any reasons for which any of the confirmations referred to in the two preceding paragraphs cannot be given by the CEO and CFO;

Code of Conduct and Ethics

(kk) review and discuss the Company's Code of Business Conduct and Ethics (the "Code") and the actions taken to monitor and enforce compliance with the Code;

(ll) establish procedures for: i) the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and ii) the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters;

Legal Compliance

(mm) confirm that the Company's management has the proper review system in place to ensure that the Company's financial statements, reports, press releases and other financial information satisfy Applicable Law;

(nn) review legal compliance matters with the Company's legal counsel;

(oo) review with the Company's legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Company's financial statements;

(pp) conduct or authorize investigations into matters within the Audit Committee's scope of responsibilities;

(qq) perform any other activities in accordance with the Audit Committee Charter, the Company's constating documents and Applicable Law the Audit Committee or the Board deems necessary or appropriate;

Related Party Transactions

(rr) review the financial reporting of any transaction between the Company and any officer, director or other "related party" (including any shareholder holding an interest greater than 5% in the Company) or any entity in which any such person has a financial interest;

(ss) review policies and procedures with respect to directors' and officers' expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures;

Reporting and Powers

(tt) report to the Board following each meeting of the Audit Committee and at such other times as the Board may consider appropriate; and

(uu) exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board.

Limitations of Responsibility

While the Audit Committee has the responsibilities and powers provided by this Audit Committee Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors.

Composition of the Audit Committee

As of the date of this Information Circular, the following are the members of the Audit Committee:

Peter Lewis - Chairman	Independent	Financially literate
David Hall	Independent	Financially literate
Peter Lowry	Independent	Financially literate

The Board will elect new members of the Audit Committee after the Meeting. The Audit Committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the Audit Committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries, and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The Audit Committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

The relevant education and experience of the current members of our Audit Committee is as follows:

Peter Lewis

Mr. Lewis is a chartered accountant and has been a partner with Lewis and Company, a firm specializing in taxation law, since 1993. His areas of expertise include: tax planning, acquisitions and divestitures, reorganizations and estate planning. Mr. Lewis has presented taxation courses at the Institute of Chartered Accountants of British Columbia and the Canadian Tax Foundation. He served on the Taxation Committee of the Institute of Chartered Accountants for three years and as President and Secretary-Treasurer at the Jericho Tennis Club for a combined eight years. Mr. Lewis is currently Finance Chair of the Marine Drive Golf Club.

David Hall

Mr. Hall has served as a director of the Company since December 2010, Chairman of the Board since January 1, 2016 and as the President and CEO of the Company from December 2010 until January 2016. From 1994 to 2008, he held executive management roles at Angiotech Pharmaceuticals Inc. including Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations. He also served as its Corporate Secretary and Treasurer. He was a Director and Chairman of the Audit Committee of GLG Life Tech between September 2010 and June 2014. He is past chair and board member of Life Sciences BC. He is the former Chairman of the Biotech Industry Advisory Committee to the BC Competition Council, a past member of the BC Task Force on PharmaCare, and currently serves on the Board of Trustees for Providence Health Care Research Institute and Avricore Health Inc.

Peter Lowry

Mr. Lowry is an experienced commercial executive having held a number of governance roles, with experience in the United Kingdom and New Zealand markets. As a director and consultant with Pkarma Limited he is focused on business strategy and improvement for private sector companies and government bodies. His work includes the use of lean methodology and customer focused design, and the utilization of objective data to drive strategy and programs. His consulting and operational management roles include General Manager of the Greenlane Heart Unit, one of the largest Cardiac service in Australasia, leading Auckland Orthopedics, an organization supported by 80 orthopedic surgeons across Auckland, and the development and operational management of a number of joint-ventures that leverage intellectual property across a range of clinical and commercial settings. Mr. Lowry graduated with a Bachelor of Management Studies from the University of Waikato (4 year degree), is a Chartered Accountant in New Zealand, and has completed the Executive Program of the Darden Business School, University of Virginia. Mr. Lowry is a long term shareholder in the Company having acquired Shares through a number of the capital raisings during this time.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions in Sections 2.4, 6.1.1(4), 6.1.1(5), or 6.1.1(6) or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-Audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Sections 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), 6.1.1(5) (Events Outside Control of Member) and 6.1.1(6) (Death, Incapacity or Resignation) provide exemptions from the requirement that a majority of the members of the Company's Audit Committee must not be executive officers, employees or control persons of the Company or of an affiliate of the Company. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority or regulator for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board and the Audit Committee, on a case-by-case basis as applicable.

External Auditor Service Fees (By Category)

In the following table, "Audit Fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year.  "Audit-Related Fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements. "Tax Fees" are fees billed by the auditor for professional services rendered for tax compliance, advice and planning. "All Other Fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years, by category, are as follows:

Fiscal Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2019	$112,400	Nil	$8,000	Nil
December 31, 2018	$70,799	Nil	$8,533	Nil

Exemption

The Company is relying on the exemption provided by Section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed other than by the directors or executive officers of the Company.

CORPORATE GOVERNANCE

General

National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"), as adopted by the Canadian Securities Administrators, prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through meetings of the Board.

Each of Messrs. Hall, Lewis, Lowry, Schutte, Luang and Ye are "independent" in that they are independent and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with each their respective ability to act in the best interests of the Company. As Mr. Buckler is the President, CEO and Corporate Secretary of the Company he is therefore not "independent".

Directorships

The following table sets out information regarding other directorships presently held by directors of the Company with other reporting issuers (or the equivalent) in Canada or any foreign jurisdiction:

Name of Director of the Company	Names of Other Reporting Issuers
R. Lee Buckler	None
David Hall	Avricore Health Inc.(1)(2)
Peter Lewis	Landstar Properties Inc.(1)
Peter Lowry	None
Andrew Schutte	None
Larissa Huang	None
Gavin Ye	None

(1) TSX Venture Exchange

(2) OTCQB

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education.

Ethical Business Conduct

The Board has not adopted a written ethical business code of conduct for directors, officers and employees. However, the Board believes that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board has established the NCCG Committee. The NCCG Committee consists of David Hall, Peter Lewis and Peter Lowry. The NCCG Committee adopted a charter on October 28, 2013.

The NCCG Committee evaluates the Board's effectiveness and the effectiveness of its members pursuant to the process for such evaluation approved by the Board and reviews, as required, the size and composition of the Board to ensure that there remain an appropriate number of "unrelated" and "independent" directors. The NCCG Committee also identifies and recommends qualified candidates to the Board who meet the selection criteria approved by the Board, and recommends slates of nominees for election by Shareholders at the annual meeting and, in this regard, the NCCG Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates or to otherwise assist the NCCG Committee in the discharging of its responsibilities, including the sole authority to approve the search firm's fees and other retention terms.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, support for the Company's mission and strategic objectives, and a willingness to serve.

Compensation

Among other duties, the NCCG Committee reviews and recommends to the Board for approval policies relating to compensation of the Company's executive officers and reviews the performance of the Company's executive officers and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company's executive officers.

When determining the compensation of its officers, the Board considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company's shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

Accordingly, the Board relies on a number of factors including such input from the NCCG Committee, and through various discussions and without any formal objectives, criteria or analysis, in determining the compensation of its executive officers, as well as employees and consultants. The NCCG Committee ensures that the total compensation paid to all NEO and directors is fair and reasonable and is consistent with the Company's compensation philosophy. The final decision upon compensation is made by the Board.

Other Board Committees

The Company has an Operations Committee.  The members of the Operations Committee are David Hall, Lee Buckler, Andrew Schutte and Peter Lowry. The purpose of the operations committee is to advise management of the Company on all operational aspects of the Company on a regular basis and report to the Board.

Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board, the Audit Committee, the NCCG Committee and the Operations Committee. The Audit Committee, the NCCG Committee and the Operations Committee reviews the Board committee structure on an annual basis and recommends to the Board any changes it considers necessary or desirable with respect to that committee structure, including (all in consultation with the Chair of the Board): (i) the mandates of each committee; (ii) the criteria for membership on any committee; (iii) the composition of each committee; (iv) the appointment and removal of members from any committee; (v) the operations of each committee, including the ability of any committee to delegate any or all of its responsibilities to a sub-committee of that committee; and (vi) the process for each committee reporting to the Board.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company, who was a director or executive officer since the beginning of the Company's last financial year, no proposed nominee for election as a director of the Company, and no associates or affiliates of any such directors, executive officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities of the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

Directors, executive officers, proposed nominees for election as director of the Company may be interested in the approval of the Company's stock option plan, pursuant to which they may be granted stock options. See "Particulars of Matters to be Acted Upon - Ratification of 2014 Stock Option Plan", below, for more information.

PARTICULARS OF MATTERS TO BE ACTED UPON

Ratification of 2014 Stock Option Plan

On April 15, 2014, the Board approved the adoption of the 2014 Plan, which was ratified and approved by the Shareholders on December 14, 2018. A copy of the 2014 Plan is attached as Schedule "A" to the notice and information circular dated May 12, 2016 and filed on SEDAR at www.sedar.com on May 18, 2016. The TSXV requires listed companies that have a "rolling" stock option plan in place to receive Shareholder approval of such plan on a yearly basis at the Company's annual meeting. Accordingly, Shareholders will be asked at the Meeting to ratify and approve the 2014 Plan. The 2014 Plan complies with the current policies of the TSXV.

The 2014 Plan is a rolling plan pursuant to which the number of Shares reserved for issuance pursuant to the exercise of options granted under the plan cannot exceed 10% of the total number of issued Shares of the Company (calculated on a non-diluted basis) at the time an option is granted.

The purpose of the 2014 Plan is to advance the interests of the Company and its Shareholders by attracting, retaining and motivating selected directors, officers, employees, consultants and management company employees of the Company of high caliber and potential and to encourage and enable such persons to acquire an ownership interest in the Company.

The following information is intended as a brief description of the 2014 Plan and is qualified in its entirety by the full text of the 2014 Plan:

1. The Board (which for the purposes of the Plan includes any committee setup by the Board to govern the stock options, including the NCCG Committee) shall establish the exercise price at the time each option is granted, subject to the following conditions:

(a) if the Shares are listed on the TSXV, the exercise price will not be less than the minimum prevailing price permitted by the TSXV policies;

(b) if the Shares are not listed, posted and trading on any stock exchange or bulletin board, then the exercise price will be determined by the Board at the time of granting;

(c) if an option is granted within 90 days of a distribution by a prospectus by the Company, the exercise price will not be less than the price that is the greater of the minimum prevailing price permitted by TSXV policies and the per Share price paid by public investors for Shares acquired under the distribution by the prospectus, with the 90 day period beginning on the date a final receipt is issued for the prospectus; and

(d) in all other cases, the exercise price shall be determined in accordance with the rules and regulations of any applicable regulatory bodies.

2. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of Shares in respect of the expired or terminated option shall again be available for an option grant under the 2014 Plan.

3. All options granted under the 2014 Plan may not have an expiry date exceeding 10 years from the date on which the option is granted.

4. Options granted to any one individual in any 12 month period cannot exceed more than 5% of the issued Shares of the Company, unless the Company has obtained disinterested Shareholder approval.

5. Options granted to any one consultant in any 12 month period cannot exceed more than 2% of the issued Shares of the Company, without the prior consent of the TSXV.

6. Options granted to all persons, in aggregate, conducting investor relations activities in any 12 month period cannot exceed more than 2% of the issued Shares, without the prior consent of the TSXV.

7. The 2014 Plan provides that options issued to optionees performing investor relations activities will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

8. If a director, employee or consultant of the Company is terminated for cause or resigns, then any option granted to the option holder will terminate immediately upon the option holder ceasing to be a director, employee, or consultant by reason of termination for cause or by resignation.

9. If an option holder ceases to be a director, employee or consultant of the Company (other than by reason of death, disability, resignation or termination of services for cause), as the case may be, then any option granted to the option holder that had vested and was exercisable on the date of termination will expire on the earlier of the expiry date and the date that is 90 days following the date that the option holder ceases to be a director, employee or service provider of the Company.

10. If an option holder dies, the option holder's lawful personal representatives, heirs or executors may exercise any option granted to the option holder that had vested and was exercisable on the date of death until the earlier of the expiry date and one year after the date of death of the option holder.

11. If an option holder ceases to be a director, employee or consultant as a result of a disability, the option holder may exercise any option granted to the option holder that had vested and was exercisable on the date of disability until the earlier of the expiry date and 90 days after the date of disability.

12. Stock options granted to directors, employees or consultants will vest when granted unless determined by the Board on a case by case basis, other than options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

13. The 2014 Plan will be administered by the Board (which for the purposes of the Plan includes any committee setup by the Board to govern the stock options, including the NCCG Committee) who will have the full authority and sole discretion to grant options under the 2014 Plan to any eligible party, including themselves.

14. Options granted under the 2014 Plan shall not be assignable or transferable by an option holder.

15. The Board may, from time to time, subject to regulatory or Shareholder approval, if required under the policies of the TSXV, amend or revise the terms of the 2014 Plan.

The 2014 Plan provides that other terms and conditions may be attached to a particular stock option at the discretion of the Board.

Upon request, the Company will promptly provide a copy of the 2014 Plan free of charge to a Shareholder. A Shareholder may contact the Company at its office at Suite 900 - 570 Granville Street, Vancouver, BC  V6C 3P1, to request a copy.

At the Meeting, Shareholders will be asked to approve the following ordinary resolution (the "2014 Plan Resolution"), which must be approved by at least a majority of the votes cast by Shareholders represented in person or by proxy at the Meeting who vote in respect of the 2014 Plan Resolution:

"RESOLVED, as an ordinary resolution of the shareholders of RepliCel Life Sciences Inc. (the "Company"), that:

1. The Company's 2014 Stock Option Plan (the "2014 Plan"), as described in the Company's information circular dated November 5, 2020, including the reservation for issuance under the 2014 Plan at any time of a maximum of 10% of the issued Shares of the Company, be and is hereby ratified, confirmed and approved, subject to the acceptance of the 2014 Plan by the TSX Venture Exchange (the "TSXV");

2.  The board of directors of the Company be authorized in its absolute discretion to administer the 2014 Plan and amend or modify the 2014 Plan in accordance with its terms and conditions and with the policies of the TSXV; and

3. Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to the foregoing resolutions, including, without limitation, making any changes to the 2014 Plan required by the TSXV or applicable securities regulatory authorities and to complete all transactions in connection with the administration of the 2014 Plan.

The form of the 2014 Plan Resolution set forth above is subject to such amendments as management may propose at the Meeting, but which do not materially affect the substance of the 2014 Plan Resolution.

Management of the Company recommends that shareholders vote in favour of the 2014 Plan Resolution at the Meeting.

Shareholder Rights Plan

Approval and Authorization of Shareholder Rights Plan

At the Meeting, Shareholders will be asked to pass an ordinary resolution to approve and authorize a shareholder rights plan (the "Rights Plan").

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders are treated equally and fairly in connection with any take-over bid or similar proposal to acquire common shares of the Company.

The following is a summary of the Rights Plan and is qualified in its entirety by the full text of the Rights Plan, a copy of which is attached as Schedule "A" hereto.  The Company intends to adopt the Rights Plan shortly after the Meeting.  The Shareholders is subject to the approval of the TSXV. A copy of the Rights Plan will be available at the Meeting and is available upon request from R. Lee Buckler, President, at Suite 900 - 570 Granville Street, Vancouver, BC  V6C 3P1, Telephone No.: 604.248.8730.

Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for the Board to prepare an adequate response. Such offers may result in shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in the Company.

The Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so. This potential is created through the issuance to all shareholders of contingent rights to acquire additional common shares of the Company at a significant discount to then prevailing market prices, which could, in certain circumstances, become exercisable by all shareholders other than an offeror and its associates, affiliates and joint actors.

An offeror can avoid that potential by making an offer that either: (i) qualifies as a "Permitted Bid" under the Rights Plan, and therefore meets certain specified conditions (including a minimum deposit period of 105 days) which aim to ensure that all shareholders are treated fairly and equally; or (ii) does not qualify as a "Permitted Bid" but is negotiated with the Company and has been exempted by the Board from the application of the Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of shareholders.

Notwithstanding that there have been recent amendments to the current Canadian securities legislation which include, inter alia, an increased minimum deposit period from 35 days to 105 days, the Board believes that the adoption of the Rights Plan remains in the best interests of the Company and will ensure that all shareholders have an equal opportunity to participate in a change of control transaction.

The Rights Plan is not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid that is known to the management of the Company. The adoption of the Rights Plan is also not intended as a means to prevent a take-over of the Company, to secure the continuance of management or the directors in their respective offices, or to deter fair offers for the common shares of the Company.

The following summary of the Rights Plan is qualified in its entirety by reference to the complete text of the Shareholder Rights Plan Agreement to be entered into between the Company and Computershare Investor Services Inc., as rights agent or such other rights agent as the directors of the Company may determine, in connection with the Rights Plan (if approved by the shareholders), the full text of which is attached as Schedule "A" hereto. The Rights Plan shall govern in the event of any conflict between the provisions thereof and this summary.

Term

If approved at the Meeting, the Rights Plan will remain in effect until the third anniversary of the Meeting (subject to earlier termination in accordance with its terms).

Issue of Rights

One right (a "Right") will be issued by the Company in respect of each Share that is outstanding at the close of business on the date of the Shareholder Rights Plan Agreement (the "Record Time"). One Right will also be issued for each additional Share (or other voting share of the Company) issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the time at which the Rights expire and terminate.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share unless the Rights separate from the underlying shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights will also not change the manner in which Shareholders currently trade their Shares, and is not intended to interfere with the Company's ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the shares in connection with which they were issued, until the "Separation Time", being the close of business on the date that is 10 business days after the public announcement of a person becoming an Acquiring Person (as defined below), the commencement of or first public announcement or disclosure of the intent of any person to make a take-over bid that does not qualify as a Permitted Bid (as defined below), the date on which a Permitted Bid ceases to qualify as a Permitted Bid, or such later time as the Board may determine.

Acquiring Person

A person will be considered to be an Acquiring Person for the purposes of the Rights Plan if they, together with their associates, affiliates and joint actors, acquire beneficial ownership (within the meaning of the Rights Plan) of over 20% or more of the outstanding voting shares of the Company other than pursuant to a Permitted Bid or another type of transaction that is excepted under the Rights Plan.

In general terms, a person will not be considered to be an Acquiring Person for the purposes of the Rights Plan if it becomes the holder of 20% or more of the voting shares by reason of: (i) a reduction of the number of voting shares outstanding; (ii) an acquisition under a Permitted Bid (as defined below); (iii) an acquisition in respect of which the Board of the Company has waived the application of the Rights Plan; (iv) an acquisition under a dividend or interest reinvestment plan or a stock dividend or similar pro rata event; (v) an acquisition from treasury that does not result in an increase in the person's proportionate shareholdings; or (vi) the exercise of convertible securities that were themselves received by the person pursuant to such a transaction; provided, however, that any subsequent increase by 1% or more in the person's shareholdings (other than pursuant to an exempt transaction) will cause the person to be an Acquiring Person for the purposes of the Rights Plan.

Consequences of a Flip-in Event

A "Flip-in Event" refers to any transaction or event pursuant to which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which the Board has not waived the application of the Rights Plan, each Right held by:

a) an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

b) any other shareholder shall entitle the holder thereof to purchase additional common shares from the Company at a substantial discount to the prevailing market price at the time.

Permitted Bid Requirements

An offeror may make a take-over bid for the Company without becoming an Acquiring Person (and therefore subject to the consequences of a Flip-in Event described above) if it makes a take-over bid (a "Permitted Bid") that meets certain requirements, including that the bid must be:

a) made pursuant to a formal take-over bid circular under applicable securities laws;

b) made to all registered holders of voting shares (other than the offeror); and

c) subject to irrevocable and unqualified provisions that:

a. the bid will remain open for acceptance for at least 105 days from the date of the bid;

b. the bid will be subject to a minimum tender condition of more than 50% of the voting shares held by independent shareholders;

c. the bid will be extended for at least 10 business days if more than 50% of the voting shares held by independent shareholders are deposited to the bid (and the offeror shall make a public announcement of that fact); and

d. any shares deposited can be withdrawn until taken up and paid for.

A competing take-over bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 105 days after such bid is commenced) as the Permitted Bid that is outstanding, will be considered to be a "Permitted Bid" for the purposes of the Rights Plan.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on share certificates issued after the effective date of the Shareholder Rights Plan Agreement. Although Rights will also be attached to Shares outstanding on the effective date, share certificates issued before the effective date will not (and need not) bear the legend. Shareholders will not be required to return their certificates to be entitled to the benefits of the Rights Plan.

From and after the Separation Time, Rights will be evidenced by separate certificates.

Before the Separation Time, Rights will trade together with, and will not be transferable separately from, the shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable separately from the shares.

Waiver

A potential offeror for the Company that does not wish to make a Permitted Bid can nevertheless negotiate with the Board to make a formal take-over bid on terms that the Board considers fair to all shareholders, in which case the Board may waive the application of the Rights Plan. Any waiver of the Rights Plan's application in respect of a particular take-over bid will constitute a waiver of the Rights Plan in respect of any other formal take-over bid made while the initial bid is outstanding.

The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding voting shares of the Company within 14 days or such other date as the Board may determine.

With Shareholder approval, the Board may waive the application of the Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other take-over bid in respect of which the Board has waived the Rights Plan's application.

With requisite approval, the Board may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.000001 per right.

Directors' Duties

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. In the event of a take-over bid or any other such proposal, the Board will still have the duty to take such actions and make such recommendations to shareholders as are considered appropriate.

Amendments

The Company may, prior to the Meeting, amend the Rights Plan without shareholder approval. If the Rights Plan is approved at the Meeting, amendments will thereafter be subject to shareholder approval, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of shareholders) make amendments that are necessary to maintain the Rights Plan's validity as a result of changes in applicable legislation, rules or regulations.

After adoption, any amendments will also be subject to any requisite approval of any stock exchange on which the Shares are then trading.

The Board is requesting that Shareholders approve and authorize the Rights Plan. Accordingly, at the Meeting, Shareholders will be asked to consider, and if thought fit, to approve the following ordinary resolution (the "Rights Plan Resolution"):

"BE IT HEREBY RESOLVED, as an ordinary resolution of the shareholders of RepliCel Life Sciences Inc. (the "Company"), with or without amendment, that:

1. the adoption by the Company of a shareholder rights plan (the "Rights Plan"), in the form attached as Schedule "A" to the management information circular of the Company dated as of November 5, 2020, be and is hereby confirmed and ratified and the Company be, and is hereby, authorized to enter into the Rights Plan with Computershare Trust Company of Canada;

2. the board of directors of the Company be authorized on behalf of the Company to make any amendments to the Rights Plan as may be required by regulatory authorities, without further approval of the shareholders of the Company, in order to ensure adoption of the Rights Plan; and

3. any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to this resolution, including making any amendments to the Rights Plan as may be required by regulatory authorities, without further approval of the shareholders of the Company."

The form of the Rights Plan Resolution set forth above is subject to such amendments as management may propose at the Meeting, but which do not materially affect the substance of the Rights Plan Resolution.

Management of the Company recommends that shareholders vote in favour of the Rights Plan Resolution at the Meeting. It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the Rights Plan Resolution.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the Designated Persons named in the enclosed form of proxy intend to vote on any poll in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information about the Company can be obtained free of charge through the SEDAR website at www.sedar.com. Shareholders may also contact R. Lee Buckler, President, at Suite 900 - 570 Granville Street, Vancouver, British Columbia V6C 3P1, Telephone: 604.248.8730, Facsimile: 604.248.8690, to request copies of the Company's financial statements and the related Management's Discussion and Analysis (the "MD&A"). Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year and in the financial statements and MD&A for subsequent financial periods, which are available on SEDAR.

Dated at Vancouver, British Columbia, the 5th day of November, 2020.

ON BEHALF OF THE BOARD OF DIRECTORS OF

REPLICEL LIFE SCIENCES INC.

"R. Lee Buckler"

R. Lee Buckler
President, Chief Executive Officer and Director

SCHEDULE "A"

SHAREHOLDERS RIGHTS PLAN

SHAREHOLDER RIGHTS PLAN AGREEMENT

BETWEEN

REPLICEL LIFE SCIENCES INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

Made as of ♦, 2020

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT is dated as of ♦, 2020.

BETWEEN:

REPLICEL LIFE SCIENCES INC., a corporation incorporated pursuant to the Business Corporations Act (British Columbia)

(the "Corporation")

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada

(the "Rights Agent")

WHEREAS:

A. The Board (as defined herein) has determined that it is advisable to adopt a shareholder rights plan (the "Rights Plan") to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly and equally in connection with any take-over offer for the Corporation or other acquisition of control of the Corporation;

B. In order to implement the Rights Plan, the Board has:

(a) authorized and declared a distribution of one Right effective at the Close of Business at the Record Time in respect of each Common Share outstanding at the Close of Business at the Record Time;

(b) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; and

(c) authorized the issuance of Rights Certificates to holders of Rights pursuant to the terms and subject to the conditions set forth herein;

C. Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein; and

D. The Rights Agent has agreed to act on behalf of the Corporation in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein.

NOW THEREFORE, in consideration of the premises and respective covenants and agreements set forth herein, the parties hereby agree as set forth below.

ARTICLE 1
INTERPRETATION

1.1 Certain Definitions

For the purposes of this agreement, including the recitals hereto, the terms set forth below have the meanings indicated.

(a) "Acquiring Person" means any Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares, but does not include:

(i) the Corporation or any Subsidiary of the Corporation;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of one or any combination of:

(A) a Common Share Reduction,

(B) a Permitted Bid Acquisition,

(C) an Exempt Acquisition,

(D) a Pro Rata Acquisition, and

(E) a Convertible Security Acquisition,

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Common Shares by reason of one or any combination of a Common Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition, and thereafter becomes the Beneficial Owner of more than an additional 1.0% of the number of Common Shares outstanding (otherwise than pursuant to one or any combination of a Common Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition or any combination thereof), then, as of the date that such Person becomes a Beneficial Owner of such additional Common Shares, such Person shall become an "Acquiring Person";

(iii) for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on Section 1.1(d)(ii)(B) where such disqualification results solely because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person, unless such disqualified Person during such 10 day period acquires more than 1.0% of the number of Common Shares then outstanding in addition to those Common Shares such disqualified Person already holds. For the purposes of this definition, "Disqualification Date" means the first date of public announcement (which, for the purposes of this definition, shall include, without limitation, a report asserting such facts filed pursuant to National Instrument 62-103 - The Early Warning System and Related Take-over Bid and Insider Reporting Issues) that such Person is making or intends to make a Take-over Bid, either alone or by acting jointly or in concert with another Person;

(iv) an underwriter or a member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Common Shares in connection with a distribution of securities pursuant to an underwriting agreement with the Corporation; or

(v) a Grandfathered Person; provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (1) cease to Beneficially Own 20% or more of the outstanding Common Shares; or (2) become the Beneficial Owner of more than 2.0% of the number of Common Shares then outstanding in addition to those Common Shares such Person already holds (other than through any one or any combination of a Common Share Reduction, Permitted Bid Acquisition, Exempt Acquisition, a Convertible Security Acquisition or Pro Rata Acquisition).

(b) "Affiliate", when used to indicate a relationship with a specified company or corporation, means a Person that directly, or indirectly, controls, or is controlled by, or is under common control with, such specified company or corporation.

(c) "Associate", when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same home as such specified Person, or any person to whom such specified Person is married, or any person with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same home as such specified Person, or a child of such specified Person.

(d) (i) A Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":

(A) any securities of which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(B) any securities of which such Person or any of such Person's Affiliates or Associates has the right to acquire within 60 days (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on the condition or occurrence of a contingency or the making of one or more payments) upon the conversion, exchange or exercise of any Convertible Security or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, other than:

(1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities, and

(2) pledges of securities in the ordinary course of the pledgee's business; and

(C) any securities that are Beneficially Owned within the meaning of Section 1.1(d)(i)(A) or 1.1(d)(i)(B) by any other Person with which such Person is acting jointly or in concert with respect to the Corporation or any of its securities.

(ii) Notwithstanding the provisions of Section 1.1(d)(i), a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security because:

(A) (1) the holder of such security has agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in Section 1.1(d)(i)(C) pursuant to a Permitted Lock-up Agreement, but only until such time as the deposited or tendered security has been taken up or paid for, whichever shall first occur, or

(2) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B) such Person, any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person holds such security, provided that:

(1) the ordinary business of such Person (the "Portfolio Manager") includes the management or administration of investment funds for other Persons and such security is held by the Portfolio Manager in the ordinary course of such business in the performance of the Portfolio Manager's duties for the account of any other Person (a "Client"), including non-discretionary accounts held on behalf of a Client by a broker or dealer appropriately registered under applicable law,

(2) the ordinary business of such Person (the "Fund Manager") is manager or trustee of one or more mutual funds registered or qualified to issue its securities under the laws of Canada or any province thereof (each, a "Mutual Fund"), or is a Mutual Fund, and holds such security for the purposes of its activity as such Fund Manager or Mutual Fund,

(3) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an "Estate Account") or in relation to other accounts (each, an "Other Account") and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts,

(4) such Person (the "Statutory Body") is an independent Person established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies and the Statutory Body,

(5) the ordinary business of such Person includes acting as an agent of the Crown in the management of public assets (the "Crown Agent"), or

(6) such Person (the "Plan Administrator") is the administrator or the trustee of one or more pension funds or plans registered under the laws of Canada or any province thereof (each, a "Plan"), or is a Plan and holds such security for the purposes of its activity as such Plan Administrator or Plan, provided, however, that in any of the foregoing cases, the Portfolio Manager, the Fund Manager, the Mutual Fund, the Trust Company, the Statutory Body, the Crown Agent, the Plan Administrator or the Plan, as the case may be, is not then making or has not then announced a current intention to make, a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation, a Permitted Bid or by means of ordinary market transactions (including pre- arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market in respect of securities of the Corporation, alone or by acting jointly or in concert with any other Person;

(C) such Person is a Client of the same Portfolio Manager as another Person on whose account the Portfolio Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(D) such Person is a Client of a Portfolio Manager and such security is owned at law or in equity by the Portfolio Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator of such Plan; or

(E) such Person is the registered holder of securities as a result of carrying on the business, or acting as a nominee of, a securities depositary.

For the purposes of this Agreement, in determining the percentage of the outstanding Common Shares with respect to which a Person is or is deemed to be the Beneficial Owner, any unissued Common Shares as to which such Person is deemed the Beneficial Owner pursuant to this Section 1.1(d) shall be deemed outstanding.

(e) "Board" means, at any time, the duly constituted board of directors of the Corporation.

(f) "Business Day" means any day, other than a Saturday or Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close.

(g) "Canadian Dollar Equivalent" of any amount which is expressed in United States dollars means on any day, the Canadian dollar equivalent of such amount determined by reference to the U.S. - Canadian Exchange Rate in effect on such date.

(h) "Close of Business" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal office of the transfer agent for the Common Shares in Vancouver, British Columbia (or after the Separation Time, the principal office of the Rights Agent in Vancouver, British Columbia) is closed to the public.

(i) "Closing Price" per security of any securities on any date of determination means:

(i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal stock exchange or national securities quotation system on which such securities are listed or admitted to trading (provided that, if at the date of determination such securities are listed or admitted to trading on more than one stock exchange or national securities quotation system, then such price or prices shall be determined based upon the stock exchange or quotation system on which such securities are then listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year);

(ii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange or a national securities quotation system, then the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange or a national securities quotation system or quoted by any such reporting system, then the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board, provided, however, that (A) if for any reason none of such prices are available on such date, then the "Closing Price" per security of such securities on such date shall mean the fair value per security of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker selected in good faith by the Board with respect to the fair value per security of such securities, and (B) if the Closing Price so determined is expressed in United States dollars, then such amount shall be converted to the Canadian Dollar Equivalent.

(j) "Co-Rights Agents" has the meaning ascribed thereto in Section 4.1(a).

(k) "Common Share Reduction" means an acquisition or redemption by the Corporation or a Subsidiary of the Corporation of Common Shares and/or Convertible Securities which, by reducing the number of Common Shares and/or Convertible Securities outstanding, increases the percentage of Common Shares Beneficially Owned by any Person.

(l) "Common Shares" means the class A common shares in the share capital of the Corporation.

(m) "Competing Permitted Bid" means a Take-over Bid that:

(i) is made after another Permitted Bid has been made and prior to the expiry, termination or withdrawal of such Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirement set forth in Section 1.1(kk)(ii)(A)(1); and

(iii) contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Common Shares and/or Convertible Securities shall be taken up or paid for pursuant to such Take-over Bid prior to the Close of Business on a date that is no earlier than the date on which Common Shares may be taken up or paid for under any other Permitted Bid that preceded the Competing Permitted Bid that is then in existence for the Common Shares, provided that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and any acquisitions of securities made pursuant to such bid that has ceased to be a Competing Permitted Bid, including any acquisition of securities theretofore made, will cease to be a Permitted Bid Acquisition.

(n) "Controlled" means as follows:

a body corporate is "controlled" by another Person if:

(i) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person, or

(ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate;

and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

(o) "Convertible Security" means at any time securities issued by the Corporation from time to time (other than Rights) carrying any purchase, exercise, conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares (whether exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency).

(p) "Convertible Security Acquisition" means the acquisition of Common Shares upon the exercise, conversion or exchange of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition.

(q) "Disposition Date" has the meaning ascribed thereto in Section 5.1(b).

(r) "Effective Date" means ♦, 2020.

(s) "Election to Exercise" has the meaning ascribed thereto in Section 2.2(d)(ii).

(t) "Exchange" means the TSX Venture Exchange and any other exchange on which the Common Shares may, from time to time, be listed for trading.

(u) "Exempt Acquisition" means an acquisition of Beneficial Ownership in Common Shares:

(i) in respect of which the Board has waived the application of Section 3.1 pursuant to Section 5.1;

(ii) which was made on or prior to the Record Time;

(iii) pursuant to an issuance and sale by the Corporation of Common Shares or Convertible Securities by way of a private placement by the Corporation, provided that: (i) all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals; and (ii) such Person does not thereby become the Beneficial Owner of more than 25% of the Common Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such Person in the private placement shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Common Shares immediately prior to the private placement;

(iv) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval; or

(v) as a result of the issuance, vesting or exercise of stock options or other employee share-based compensation granted by the Corporation, to such Person.

(v) "Exercise Price" means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be an amount equal to five times the Market Price per Common Share determined as of the Separation Time.

(w) "Expansion Factor" has the meaning ascribed thereto in Section 2.3(b)(A)(1).

(x) "Expiration Time" means the earlier of:

(i) the Termination Time; and

(ii) the termination date of this agreement under Section 5.15.

(y) "Fiduciary" means a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940, as amended, or any other securities legislation of the United States or any state of the United States.

(z) "Flip-in Event" means a transaction or event in or pursuant to which any Person becomes an Acquiring Person.

(aa) "Governing Corporate Law" means the Business Corporations Act (British Columbia), and the regulations thereunder, and any comparable or successor laws or regulations thereto, or the relevant corporate law that otherwise governs the Corporation by virtue of continuance or amalgamation.

(bb) "Grandfathered Person" means any Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares as at the Effective Date.

(cc) "holder" has the meaning ascribed thereto in Section 2.8.

(dd) "Independent Shareholders" means holders of Common Shares, other than any:

(i) Acquiring Person;

(ii) Offeror, other than a Person referred to in subsection (ii)(B) of the definition of "Beneficial Owner";

(iii) Affiliate or Associate of such Acquiring Person or Offeror;

(iv) Person acting jointly or in concert with such Acquiring Person or Offeror; or

(v) employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of such plan or trust direct the manner in which the Common Shares are to be voted or withheld from voting or direct whether or not the Common Shares are to be tendered to a Take-over Bid, in which case such plan or trust shall be considered to be an Independent Shareholder.

(ee) "Market Price" per security of any securities on any date of determination means the average of the daily Closing Prices per security of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date of determination; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused any Closing Price used to determine the Market Price on any Trading Day not to be fully comparable with the Closing Price on the Trading Day immediately preceding such date of determination, each such Closing Price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the Closing Price on the Trading Day immediately preceding such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day.

(ff) "NI 62-104" means National Instrument 62-104 - Take-Over Bids and Issuer Bids adopted by the Canadian securities regulatory authorities, as it may be amended, re-enacted or replaced from time to time.

(gg) "Nominee" has the meaning ascribed thereto in Section 2.2(c).

(hh) "Offer to Acquire" shall include:

(i) an offer to purchase or a solicitation of an offer to sell Common Shares and/or Convertible Securities, or a public announcement of an intention to make such an offer or solicitation; and

(ii) an acceptance of an offer to sell Common Shares and/or Convertible Securities, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(ii) "Offeror" means a Person who has announced and not withdrawn a current intention to make, or who is making, a Take-over Bid.

(jj) "Offeror's Securities" means the aggregate of the Common Shares Beneficially Owned on the date of an Offer to Acquire by an Offeror.

(kk) "Permitted Bid" means a Take-over Bid that is made by way of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Common Shares other than the Offeror; and

(ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that:

(A) no Common Shares and/or Convertible Securities shall be taken up or paid for pursuant to the Take-over Bid:

(1) prior to the Close of Business on a date which is not earlier than one hundred and five (105) days following the date of the Take-Over Bid or such shorter period that a take-over bid (that is not exempt from the general take-over bid requirements of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104, and

(2) unless, at the Close of Business on such date,

a. if the Take-over Bid is for Common Shares only, more than fifty percent (50%) of the then outstanding Common Shares, or

b. in all other cases, more than fifty percent (50%) of a combination of the then outstanding Common Shares and Convertible Securities,

held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and have not been withdrawn,

(B) unless the Take-over Bid is withdrawn, Common Shares and, if applicable, Convertible Securities may be deposited pursuant to such Take-over Bid at any time prior to the Close of Business on the date of the first take-up of or payment for Common Shares and, if applicable, Convertible Securities,

(C) any Common Shares or Convertible Securities deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for, and

(D) in the event that the requirement set forth in Section 1.1(kk)(ii)(A)(2) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares and, if applicable, Convertible Securities for not less than 10 days from the date of such public announcement, provided that, should a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, then any acquisition of Common Shares and, if applicable, Convertible Securities made pursuant to such Permitted Bid shall not be a Permitted Bid Acquisition. The term Permitted Bid shall include a Competing Permitted Bid.

(ll) "Permitted Bid Acquisition" means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(mm) "Permitted Lock-up Agreement" means an agreement between a Person and one or more holders of Common Shares and/or Convertible Securities (each, a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public, including the Corporation, not later than the date of the Lock-up Bid (as defined below) is publicly disclosed or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, as soon as possible after it is entered into and in any event not later than the first Business Day following the date of such agreement) pursuant to which each such Locked-up Person agrees to deposit or tender Common Shares or Convertible Securities to a Take-over Bid (the "Lock-up Bid") made or to be made by the Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person, provided that:

(i) the agreement permits any Locked-up Person to terminate its obligation to deposit or tender to or not to withdraw Common Shares or Convertible Securities (or both) from the Lock-up Bid in order to tender or deposit the Common Shares or Convertible Securities to another Take-over Bid or support another transaction:

(A) where the price or value per Common Share or Convertible Security offered under such other Take-over Bid or transaction is higher than the price or value per Common Share or Convertible Security offered under the Lock-up Bid, or

(B) if:

(1) the price or value per Common Share or Convertible Security offered under the other Take-over Bid or transaction exceeds by as much as or more than a specified amount (the "Specified Amount") the price or value per Common Share or Convertible Security offered under the Lock-up Bid, provided that such Specified Amount is not greater than seven percent (7%) of the price or value per Common Share or Convertible Security offered under the Lock-up Bid, or

(2) the number of Common Shares or Convertible Securities to be purchased under the other Take-over Bid or transaction exceeds by as much as or more than a specified number (the "Specified Number") the number of Common Shares or Convertible Securities that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Common Share or Convertible Security that is not less than the price or value per Common Share or Convertible Security offered under the Lock-up Bid, provided that the Specified Number is not greater than seven percent (7%) of the number of Common Shares or Convertible Securities offered under the Lock-up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Common Shares or Convertible Securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares or Convertible Securities during the period of the other Take-over Bid or transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A) the cash equivalent of two and one-half percent (2.5%) of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B) fifty percent (50%) of the amount by which the price or value of the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Common Shares or Convertible Securities to the Lock-up Bid or withdraws Common Shares or Convertible Securities previously tendered thereto in order to accept the other Take-over Bid or support another transaction.

(nn) "Person" includes any individual, firm, partnership, limited partnership, limited liability company or partnership, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, corporation, incorporated or unincorporated organization or association, syndicate, joint venture or any other entity, whether or not having legal personality, and any of the foregoing in any derivation, representative or fiduciary capacity, and pronouns have a similar extended meaning.

(oo) "Pro Rata Acquisition" means an acquisition by a Person of Common Shares pursuant to:

(i) any dividend reinvestment plan or share purchase plan of the Corporation made available to all holders of Common Shares (other than holders resident in any jurisdiction where participation in any such plan is restricted or impractical as a result of applicable law);

(ii) a stock dividend, a stock split or other event pursuant to which such Person becomes the Beneficial Owner of Common Shares and/or Convertible Securities on the same pro rata basis as all other holders of Common Shares and/or Convertible Securities of the same class or series;

(iii) the acquisition or exercise of rights (other than Rights) to purchase Common Shares distributed to all holders of Common Shares and/or Convertible Securities of the same class or series (other than holders resident in any jurisdiction where such distribution is restricted or impractical as a result of applicable law) by the Corporation pursuant to a rights offering (but only if such rights are acquired directly from the Corporation); or

(iv) a distribution of Common Shares or Convertible Securities made pursuant to a prospectus,

provided, however, that such Person does not thereby acquire a greater percentage of Common Shares or of Convertible Securities so offered than such Person's percentage of Common Shares Beneficially Owned immediately prior to such acquisition.

(pp) "Record Time" means the Close of Business on the Effective Date.

(qq) "Redemption Price" has the meaning attributed thereto in Section 5.1(a).

(rr) "Regular Periodic Cash Dividends" means cash dividends paid on the Common Shares at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed in the aggregate in any fiscal year, on a per share basis, the greatest of:

(i) 200% of the aggregate amount of cash dividends, on a per Common Share basis, declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of the aggregate amount of cash dividends, on a per Common Share basis, declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year divided by the number of Common Shares outstanding as at the end of such fiscal year.

(ss) "Right" means a right to purchase Common Shares issued upon the terms and conditions described in this Agreement, including section 2.2(a) hereof.

(tt) "Rights Certificate" means the certificates representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Schedule A.

(uu) "Rights Plan" has the meaning ascribed to it in the recitals of the Agreement.

(vv) "Rights Register" and "Rights Registrar" have the respective meanings ascribed thereto in Section 2.6(a).

(ww) "Securities Act" means the Securities Act (British Columbia), as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(xx) "Separation Time" means the Close of Business on the tenth Business Day (or such later Business Day as may be determined at any time or from time to time by the Board) after the earlier of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of, or first public announcement or disclosure of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid, so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid); and

(iii) the date on which a Permitted Bid ceases to qualify as a Permitted Bid, provided; however, that if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, then such Take-over Bid shall be deemed, for purposes of this Section 1.1(ww) never to have been made, and, provided further, that if the Board determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred.

(yy) "Stock Acquisition Date" means the first date of public announcement (which, for the purposes of this definition, shall include, without limitation, a report filed pursuant to NI 62-104, Section 102.1 or 102.2 of the Securities Act (Ontario) or Section 13(d) of the U.S. Exchange Act announcing or disclosing such information) or disclosure by the Corporation, an Offeror or an Acquiring Person of facts indicating that a Person has become an Acquiring Person.

(zz) "Subsidiary": a corporation shall be deemed to be a Subsidiary of another corporation if:

(i) it is controlled by:

(A) that other;

(B) that other and one or more corporations each of which is controlled by that other; or

(C) two or more corporations each of which is controlled by that other; or

(ii) it is a Subsidiary of a corporation that is that other's Subsidiary.

(aaa) "Take-over Bid" means an Offer to Acquire outstanding Common Shares or Convertible Securities (or both) where the Common Shares subject to the Offer to Acquire, together with the Common Shares into or for which the securities subject to the Offer to Acquire are convertible or exchangeable and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

(bbb) "Termination Time" means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1.

(ccc) "Trading Day", when used with respect to any securities, means the day on which the principal Canadian or United States securities exchange (as determined by the Board) on which such securities are listed and actively traded or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day.

(ddd) "U.S. - Canadian Exchange Rate" on any date means:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board from time to time acting in good faith.

(eee) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as from time to time in effect, and any comparable or successor laws, rules or regulations thereto.

(fff) "1933 Act" means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder, and any comparable or successor laws, rules or regulations thereto.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Number and Gender

Wherever the context will require, terms (including defined terms) used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.4 Sections and Headings

The division of this Agreement into Articles, Sections, Subsections, clauses, subclauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms this "Agreement", "hereunder", "hereof" and similar expressions refer to this Agreement as amended or supplemented from time to time and not to any particular Article, Section, Subsection, clause, subclause or Schedule or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, Subsections, clauses, subclauses and Schedules are to Articles, Sections, Subsections, clauses, subclauses and Schedules of or to this Agreement.

1.5 Statutory References

Unless the context otherwise requires, any reference to a specific section, subsection, clause or rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.6 Determination of Percentage Ownership

The percentage of Common Shares Beneficially Owned by any Person, shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

100	x	A
B

where:

A = the aggregate number of votes for the election of all directors generally attaching to the Common Shares Beneficially Owned by such Person; and

B =  the aggregate number of votes for the election of all directors generally attaching to all outstanding Common Shares.

Where any Person is deemed to Beneficially Own unissued Common Shares pursuant to Section 1.1(d), such Common Shares shall be deemed to be outstanding for the purpose of both A and B in the formula above for such person but no other unissued Common Shares, shall, for the purposes of this calculation, be deemed to be outstanding.

1.7 Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment or understanding, whether formal or informal, written or unwritten, with the first Person or any Associate or Affiliate of the first Person to acquire, or make an Offer to Acquire, Common Shares or Convertible Securities (other than customary agreements with and between underwriters and banking or selling group members with respect to a distribution of securities by the Corporation and pledges of securities in the ordinary course of the pledgee's business to secure indebtedness or, subject to anything else contained herein, pursuant to Permitted Lock-Up Agreements).

ARTICLE 2
THE RIGHTS

2.1 Legend on Common Share Certificates

(a) One Right for each Common Share shall be issued upon the later of (i) the Record Time and (ii) the date on which all required regulatory approvals required in respect of this Agreement have been received (notice of such date to be provided by the Corporation to the Rights Agent in accordance with Section 5.9 hereof). Certificates representing any Common Shares (including without limitation Common Shares issued upon the conversion of Convertible Securities) issued after the issuance of the Rights, but prior to the Close of Business on the earlier of (iii) the Separation Time and (iv) the Expiration Time, shall also evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

"Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement, made as of ♦, 2020, as such agreement may from time to time be amended, restated, varied or replaced (the "Rights Agreement"), between RepliCel Life Sciences Inc. and Computershare Trust Company of Canada, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the registered office of the Corporation and is available for viewing at www.sedar.com. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

(b) Certificates representing Common Shares that are issued and outstanding at the later of (i) the Record Time and (ii) the date on which all required regulatory approvals required in respect of this Agreement have been received, shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of (iii) the Separation Time and (iv) the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as set forth herein, including without limitation as set forth in Article 3, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Share(s) are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time, the Rights may be exercised, and the registration and transfer of the Rights shall be separate from and independent of Common Shares. Promptly following the Separation Time, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than a Person indicated by the Corporation in writing to be an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such rights as indicated by the Corporation in writing (a "Nominee")) at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i) a Rights Certificate, substantially the form of Schedule A appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order, or with any article or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii) a disclosure statement prepared by the Corporation describing the Rights,

provided that a Nominee shall be sent the materials provided for in Sections 2.2(c)(i) and 2.2(c)(ii) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person as indicated to the Rights Agent by the Corporation in writing, and the Corporation may require any Nominee or suspected Nominee to provide such information and documentation as the Corporation may reasonably require for such purpose.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent, at its principal office in Vancouver, British Columbia:

(i) the Rights Certificate evidencing such Rights;

(ii) an election to exercise (an "Election to Exercise"), substantially in the form attached to the Rights Certificate, duly completed, and duly completed and executed in a manner acceptable to the Rights Agent; and

(iii) payment by certified cheque, banker's draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, accompanied by a duly completed and executed Election to Exercise, which does not indicate that such Right is null and void as provided by Section 3.1(b) and payment as set forth in Section 2.2(d), the Rights Agent (unless otherwise instructed by the Corporation) will thereupon promptly:

(i) requisition from the transfer agent of the Common Shares certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) after receipt of such Common Share certificates, deliver such certificates to, or to the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder in the Election to Exercise;

(iii) when appropriate and pursuant to Section 5.5, requisition from the Corporation the amount of cash, if any, to be paid in lieu of issuing fractional Common Shares;

(iv) when appropriate and pursuant to Section 5.5, after receipt of such cash, deliver such cash to, or to the order of, the registered holder of the Rights Certificate; and

(v) tender to the Corporation all payments received on exercise of the Rights.

(f) If the holder of any Rights exercises less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon the exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may reasonably be considered to be necessary and within its power to comply with any applicable requirements of the Governing Corporate Law, the Securities Act, the U.S. Exchange Act, the 1933 Act and comparable legislation of each of the other provinces and territories of Canada and states of the United States of America, or the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any Common Shares upon exercise of the Rights;

(iii) use reasonable efforts to cause all Common Shares issued upon exercise of the Rights to be listed on the principal exchanges on which the Common Shares are listed at that time;

(iv) cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable, if applicable, any and all federal, provincial and municipal taxes (not in the nature of income, capital gains or withholding taxes) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares issued upon the exercise of Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer of Rights or the issuance or delivery of certificates for Common Shares issued upon the exercise of Rights, in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by Section 5.1 or Section 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustments to Exercise Price; Number of Rights

(a) The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Article 3.

(b) In the event that the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares payable in Common Shares or Convertible Securities in respect thereof other than pursuant to any optional stock dividend plan, dividend reinvestment plan or dividend payable in Common Shares in lieu of a regular periodic cash dividend;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or Convertible Securities in respect thereof) in respect of, in lieu of or in exchange for existing Common Shares, whether in a reclassification, amalgamation, statutory arrangement, consolidation or otherwise, then the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon the exercise of Rights) shall be adjusted as follows:

(A) if the Exercise Price and number of Rights outstanding are to be adjusted such that:

(1) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other securities of the Corporation) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof (assuming the exercise of all such exchange, conversion or acquisition rights, if any), and

(2) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the securities of the Corporation issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other security of the Corporation) will have exactly one Right associated with it, and

(B) if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof.

Adjustments made pursuant to this Section 2.3(b) shall be made successively, whenever an event referred to in this Section 2.3(b) occurs.

(c) If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any of its securities other than Common Shares in a transaction of a type described in Sections 2.3(b)(i) or 2.3(b)(iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent shall amend this Agreement in order to effect such treatment.

(d) If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1.

(e) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in Section 2.3(b), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

(f) In the event the Corporation shall, at any time after the Record Time and prior to the Expiration Time, fix a record date for the making of a distribution to all holders of Common Shares of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or shares having the same rights, privileges and preferences as Common Shares ("equivalent Common Shares")) or Convertible Securities in respect of Common Shares or equivalent Common Shares at a price per Common Share or per equivalent Common Share (or, in the case of such a Convertible Security, having a conversion, exchange or exercise price per share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Common Share on such record date, the Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction:

(i) (A) of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares and/or equivalent Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price per Common Share; and

(B) of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares and/or Equivalent Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

(ii) In case such subscription price is satisfied, in whole or in part, by consideration other than cash, the value of such consideration shall be as determined in good faith by the Board, whose determination shall be described in a certificate filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such rights or warrants are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted in the manner contemplated above based on the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights or warrants.

(iii) For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any dividend or interest reinvestment plan or any share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation or the investment of periodic optional payments or employee benefit, stock option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights, options or warrants by the Corporation) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that in the case of any dividend or interest reinvestment or share purchase plan, the right to purchase Common Shares (or equivalent Common Shares) is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(g) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of:

(i) evidences of indebtedness, cash or assets (other than a Regular Periodic Cash Dividend or regular periodic cash dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), excluding those referred to in Section 2.3(c) above); or

(ii) rights, options or warrants entitling them to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares),

in an amount or at a price per Common Share (or, in the case of a Convertible Security in respect of Common Shares, having a conversion, exchange or exercise price per share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Common Share on such record date (excluding rights or warrants referred to in Section 2.3(f)), the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board) of the portion of the assets, evidences of indebtedness, rights, warrants or other securities so to be distributed applicable to each of the securities purchasable upon exercise of one Right. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effective if such record date had not been fixed.

(h) Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i) the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to Section 2.3(b); and

(ii) the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Sections 2.3(f) or 2.3(g), subject to readjustment to reverse the same if such distribution shall not be made.

(i) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any shares (other than Common Shares), or rights or warrants to subscribe for or purchase any such shares, or Convertible Securities in respect of any such shares, in a transaction referred to in any of Sections 2.3(b)(i) to 2.3(b)(iv), inclusive, if the Board acting in good faith determines that the adjustments contemplated by Sections 2.3(b), 2.3(f) and 2.3(g) in connection with such transaction will not appropriately protect the interests of the holders of Rights, then the Board may from time to time, but subject to obtaining the prior approval of the holders of the Rights obtained as set forth in Section 5.4(b), determine what other adjustments to the Exercise Price, number of Rights or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Sections 2.3(b), 2.3(f) and 2.3(g), such adjustments, rather than the adjustments contemplated by Sections 2.3(b), 2.3(f) and 2.3(g), shall be made upon the Board providing written certification thereof to the Rights Agent as set forth in Section 2.3(q). The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(j) Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this Section 2.3(j) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent or to the nearest one-hundredth of a Common Share, as the case may be.

(k) All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(l) Unless the Corporation shall have exercised its election, as provided in Section 2.3(m), upon each adjustment of an Exercise Price as a result of the calculations made in Sections 2.3(f) and 2.3(g), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares (calculated to the nearest one ten-thousandth) obtained by:

(i) multiplying (A) the number of Common Shares purchasable upon exercise of a Right immediately prior to such adjustment, by (B) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price; and

(ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

(m) The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become the number of Rights (calculated to the nearest one ten-thousandth) that is equal to the result of dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 2.3(m), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 5.5, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(n) In any case in which this Section 2.3 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(o) Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such adjustments in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board shall determine to be advisable in order that any:

(i) subdivision or consolidation of the Common Shares;

(ii) issuance (wholly or in part for cash) of any Common Shares at less than the applicable Market Price;

(iii) issuance (wholly or in part for cash) of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares;

(iv) stock dividends; or

(v) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares,

shall not be taxable to such shareholders.

(p) Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates thereto for and thereafter issued may continue to represent the securities so purchasable which were represented in the initial Rights Certificates issued hereunder.

(q) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall:

(i) promptly prepare a certificate setting forth such adjustment or change and a brief statement of the facts accounting for such adjustment;

(ii) promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail or cause to be mailed a brief summary thereof to each holder of Rights who requests a copy; and

(iii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights by way of press release or by such other means as the Corporation may determine.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next Business Day on which the Common Share transfer books of the Corporation are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Corporation by any two officers or directors of the Corporation. The signature of any of these officers or directors on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers or directors of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a disclosure statement as described in Section 2.2(c), and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver such Rights Certificates to the holders of the Rights pursuant to Section 2.2(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Transfer and Exchange

(a) After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Sections 2.6(d) and 3.1(b), the Corporation will execute, and the Rights Agent will countersign, deliver and register, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the registered holder thereof or such holder's attorney duly authorized, in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(e) The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7 Mutilated, Lost, Stolen and Destroyed Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security and indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and, upon the Corporation's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and the holder thereof shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, for registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10 Agreement of Rights Holders

Each holder of Rights, by accepting such Rights, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

(c) that, after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

(d) that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived its right to receive any fractional Rights or any fractional Common Shares or other securities upon exercise of a Right (except as provided herein);

(f) that, subject to Section 5.4, without the approval of any holder of Rights or Common Shares and upon the sole authority of the Board acting in good faith, this Agreement may be supplemented or amended from time to time as provided in this Agreement; and

(g) that, notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS

3.1 Flip-in Event

(a) Subject to Section 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event occurs, each Right shall thereafter constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares as have an aggregate Market Price on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date, or which may thereafter be Beneficially Owned, by:

(i) an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person (or any Affiliate or Associate of any such Person so acting jointly and in concert); or

(ii) a transferee, direct or indirect, of an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person (or any Affiliate or Associate of any such Person so acting jointly and in concert), in a transfer of Rights occurring subsequent to the Acquiring Person becoming such, shall become null and void without any further action and any holder of such Rights (including any transferee of, or other successor entitled to, such Rights, whether directly or indirectly) shall thereafter have no right to exercise such Rights under any provisions of this Agreement and, further, shall thereafter not have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Section 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Section 3.1(b) and such Rights shall become null and void.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either of Sections 3.1(b)(i) or 3.1(b)(ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain or will be deemed to contain the following legend:

"The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall be void in the circumstances specified in Section 3.1(b) of the Rights Agreement."

The Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided to do so. Notwithstanding the foregoing, the issuance of a Rights Certificate which does not bear the legend referred to in this Section 3.1(c) shall not invalidate or have any effect on the provisions of Section 3.1(b).

3.2 Fiduciary Duties of the Board

For clarification it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board shall not be entitled to recommend that holders of the Common Shares reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Corporation with respect to any Take-over Bid or otherwise that the Board believes is necessary or appropriate in the exercise of its fiduciary duties.

ARTICLE 4
THE RIGHTS AGENT

4.1 General

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-rights agents ("Co-Rights Agents") as it may deem necessary or desirable. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine, subject to the approval of the Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonably incurred expenses and other disbursements in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including fees and disbursements of counsel and other experts consulted by the Rights Agent pursuant to Section 4.3(a). The Corporation also agrees to indemnify the Rights Agent and each of its directors, officers, employees, agents and shareholders for, and to hold each of them harmless against, any loss, liability, cost, claim, action, damage, suit or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including without limitation the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent. In the event of any disagreement arising regarding the terms of this Agreement the Rights Agent shall be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by written agreement amongst the parties to this Agreement or by a court of competent jurisdiction.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation; provided that failure to inform the Rights Agent of such events, or any defect therein shall not affect the validity of any action taken hereunder in relation to such events.

(d) Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (i) breach by any other Person of securities law or other rule of any securities regulatory authority, (ii) lost profits or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(e) Notwithstanding any other provision of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Company to the Rights Agent under this Agreement in the twelve (12) months immediately prior to the Rights Agent receiving the first notice of the claim.

4.2 Merger, Amalgamation, Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any document or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent, at the Corporation's expense, may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld), consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chief Executive Officer, President, Chief Financial Officer or the Secretary or Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent will not be liable hereunder except for losses caused principally and directly by its gross negligence, bad faith or willful misconduct.

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares, or the Rights Certificates (except its countersignature thereof which countersignature shall not be construed as a representation or warranty by the Rights Agent as to the validity of this Agreement or the Rights Certificate(s), except the due certification thereof) or be required to verify the same, and all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate, or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 3.1(b) or any adjustment required under the provisions of Section 2.3 or responsible for the manner, method or amount of any such adjustment, nor will it be responsible for the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment or any written notice from the Corporation or any holder that a Person has become an Acquiring Person); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to any Common Shares, when issued, being duly and validly authorized, issued and delivered as fully paid and non-assessable.

(f) The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chief Executive Officer, President, Chief Financial Officer, or the Secretary or Assistant Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions.

(h) The Rights Agent and any shareholder or director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, omission, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, omission, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement by giving 60 days prior written notice (or such lesser notice as is acceptable to the Corporation) to the Corporation, to each transfer agent of Common Shares and to the holders of the Rights, all in accordance with Section 5.9 and at the expense of the Corporation. The Corporation may remove the Rights Agent by giving 30 days prior written notice to the Rights Agent, to each transfer agent of the Common Shares and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection of the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, must be a corporation incorporated under the laws of Canada or a province thereof and authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receiving all amounts owing to it hereunder (unless otherwise agreed by the Rights Agent), shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5 Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti- money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Corporation, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10-day period, then such resignation shall not be effective. If the Rights Agent shall resign, the Corporation will use its reasonable efforts to appoint a successor to the Rights Agent and the applicable provisions of Section 4.4 shall apply mutatis mutandis. Following the resignation of the Rights Agent and until the appointment of a successor Rights Agent, the Corporation shall be entitled to act in the capacity of Rights Agent under this Agreement.

4.6 Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 5
MISCELLANEOUS

5.1 Redemption, Waiver, Extension and Termination

(a) Subject to the prior consent of the holders of Common Shares or Rights obtained as set forth in Sections 5.4(a) or 5.4(b), as applicable, the Board acting in good faith may, at any time prior to the later of the Stock Acquisition Date and the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred, (such redemption price being herein referred to as the "Redemption Price").

(b) The Board shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board has determined in good faith, following the Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Section 5.1(b) may only be given on the condition that such Person, within 14 days after the foregoing determination by the Board or such later date as the Board may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Common Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the Close of Business on the Disposition Date, then the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(c) In the event that a Person acquires Common Shares pursuant to a Permitted Bid or an Exempt Acquisition referred to in Section 5.1(d), then the Board shall, immediately upon the consummation of such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

(d) The Board acting in good faith may, prior to the occurrence of the relevant Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares; provided that, if the Board waives the application of Section 3.1 to a particular Take-over Bid pursuant to this Section 5.1(d), then the Board shall be deemed to have waived the application of Section 3.1 to any other Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Section 5.1(d).

(e) Subject to the prior consent of the holders of Common Shares obtained as set forth in Section 5.4(b)(i), the Board may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Common Shares and otherwise than in the circumstances set forth in Section 5.1(b) or (c), waive the application of Section 3.1 to such Flip-in Event. In such event, the Board shall extend the Separation Time to a date at least 10 Business Days subsequent to the meeting of shareholders called to approve such waiver.

(f) The Board may, prior to the Close of Business on the tenth Business Day following a Stock Acquisition Date or such later Business Day as it may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event; provided that the Acquiring Person has reduced its Beneficial Ownership of Common Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board, to do so within 10 days of the date on which such contractual arrangement is entered into or such later date as the Board may determine) such that, at the time the waiver becomes effective pursuant to this Section 5.1(f), such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.

(g) Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, or if the Board grants a waiver under Section 5.1(f) after the Separation Time, then the Board may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Section 5.1(g), all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares at the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares.

(h) If the Board is deemed under Section 5.1(c) to have elected or elects under Sections 5.1(a) or 5.1(g) to redeem the Rights, then the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(i) Within 10 days after the Board is deemed under Section 5.1(c) to have elected or elects under Section 5.1(a) or 5.1(g) to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

5.2 Expiration

No Person will have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except in respect of any right to receive cash, securities or other property which has accrued at the Expiration Time and except as specified in Sections 4.1(a) and 4.1(b).

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendment

(a) The Corporation may from time to time amend, vary or delete any of the provisions of this Agreement and the Rights prior to the date of the initial meeting of shareholders to confirm the Rights Plan as set forth in Section 5.15 without the approval of the shareholders of the Corporation and on or after the date of such confirmation, no amendment, variation or deletion shall be made without the prior consent of the shareholders of the Corporation or holders of the Rights, subject to Sections 5.4(b) and 5.4(c), except that amendments, variations or deletions made for any of the following purposes shall not require such prior approval:

(i) subject to subsequent ratification in accordance with Section 5.4(b), in order to make such changes as are necessary in order to maintain the validity of this Agreement and the Rights as a result of any change in any applicable legislation, regulations or rules; or

(ii) in order to make such changes as are necessary in order to cure any clerical or typographical error.

Notwithstanding anything in this Section 5.4 to the contrary, no amendment, variation or deletion shall be made to the provisions of Article 4.4 or any other provision specifically relating to the rights or duties of the Rights Agent except with the written concurrence of the Rights Agent thereto.

(b) Any amendment, variation or deletion made by the Board pursuant to Section 5.4(a) which is made on or after the date of the initial meeting of shareholders to confirm the Rights Plan as set forth in Section 5.15 and which requires shareholder approval shall, if made:

(i) prior to the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement; or

(ii) after the Separation Time, be submitted to the holders of Rights at a meeting to be held on a date not later than the date of the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by a majority of the votes cast by the holders of Rights which have not become void pursuant to Section 3.1(b) who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement.

Any amendment, variation or deletion subject to shareholder approval shall be effective from the later of the date of the consent of the holders of Common Shares or Rights, as applicable, adopting such amendment, variation or deletion and the date of approval thereof by the Exchange (except in the case of another amendment, variation or deletion referred to in Section 5.4(a)(i), which shall be effective from the later of the date of the resolution of the Board adopting such amendment, variation or deletion and the date or approval thereof by the Exchange and shall continue in effect until it ceases to be effective (as in this Section 5.4(b) described) and, where such amendment, variation or deletion is confirmed, it shall continue in effect in the form so confirmed). If an amendment, variation or deletion pursuant to Section 5.4(a)(i), is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment, variation or deletion shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

(c) For greater certainty, neither the exercise by the Board of any power or discretion conferred on it hereunder nor the making by the Board of any determination or the granting of any waiver it is permitted to make or give hereunder shall constitute an amendment, variation or deletion of the provisions of this Agreement or the Rights, for purposes of this Section 5.4 or otherwise.

(d) The approval, confirmation or consent of the holders of Rights with respect to any matter arising hereunder shall be deemed to have been given if the action requiring such approval, confirmation or consent is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof or which, prior to the Separation Time, are held otherwise than by Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's bylaws and the Governing Corporate Law with respect to meetings of shareholders of the Corporation.

5.5 Fractional Rights and Fractional Shares

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid, in lieu of such fractional Rights, to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right.

(b) The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates that evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise.

(c) The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights or Common Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Section 2.2(e).

5.6 Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7 Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8) or to receive dividends or subscription rights or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.8 Notice of Proposed Actions

In case the Corporation proposes after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of the taking of such proposed action by the Corporation.

5.9 Notices

Notices or demands authorized or required by this Agreement to be given or made to or by the Rights Agent, the holder of any Rights or the Corporation will be sufficiently given or made and shall be deemed to be received if delivered or sent by first-class mail, postage prepaid, or by facsimile machine or other means of electronic communication, charges prepaid and confirmed in writing by mail or delivery, addressed (until another address is filed in writing with the Rights Agent or the Corporation, as applicable), as follows:

(a) if to the Corporation:

RepliCel Life Sciences Inc.
Suite 900 - 570 Granville Street
Vancouver, BC  V6C 3P1

Attention: Chief Executive Officer
email: info@replicel.com

with a copy to Virgil Hlus: vhlus@cwilson.com

(b) if to the Rights Agent:

Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, BC  V6C 3B9

Attention: Manager, Client Services
Fax No.: (604) 661-9401

(c) Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telecopying or sending of the same by other means of electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

Except as otherwise provided hereunder, notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on any Holder of Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such Holder at the address of such Holder as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the Holder receives the notice.

5.10 Costs of Enforcement

The Corporation agrees that if the Corporation, or any other Person the securities of which are purchasable upon exercise of Rights, fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11 Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement, shall be subject to applicable law and to the receipt of any requisite approval or consent from any governmental or regulatory authority including, without limitation, the Exchange. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt security) of the Corporation upon the exercise of Rights and any amendment to this Agreement shall be subject to the applicable prior consent of the stock exchanges on which the Common Shares are from time to time listed.

Unless provided with written notice to the contrary, the Rights Agent is entitled to assume that all such necessary consents and approvals have been obtained.

5.12 Declaration as to Non-Canadian and Non-United States Holders

If, upon the advice of outside counsel, any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States of America, the Board acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof and of the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.13 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.14 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.15 Effective Date, Confirmation and Shareholder Review

This Agreement is effective as of and from the Effective Date, subject to receipt of all required regulatory approvals. At the third annual general meeting of the Company's shareholders held after the Effective Date, and every third year after the date of such meeting, provided that a Flip-in Event has not occurred prior to such time, the Company shall request that the Independent Shareholders ratify and confirm this Agreement. If the Company does not request that its shareholders confirm this Agreement in accordance with this section, or if a majority of the votes cast by Independent Shareholders who vote in respect of such resolution are voted against the continued existence of this Agreement, then the Board shall, immediately upon the confirmation by the chairman of such shareholders' meeting of the result of the vote on such resolution and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price and this Agreement and any outstanding Rights shall be of no further force and effect.

5.16 Determinations and Actions by the Board

All actions, calculations, interpretations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board, in good faith:

(a) may be relied upon by the Rights Agent (and in the case of reliance by the Rights Agent, the good faith of the Board shall be presumed); and

(b) shall not subject the Board to any liability to the holders of the Rights or to any other parties.

5.17 Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

5.18 Governing Law

This Agreement and the Rights issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes will be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.19 Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent ou qui en coulent soient rédiges en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto or resulting therefrom be drawn up in English.

5.20 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.21 Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision will be ineffective only to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.22 Time of the Essence

Time shall be of the essence hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

REPLICEL LIFE SCIENCES INC.

Per:        __________________________________________
 Authorized Signatory

Per:        __________________________________________
 Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:        __________________________________________
 Authorized Signatory

Per:        __________________________________________
 Authorized Signatory

SCHEDULE A

to a Shareholder Rights Plan Agreement made as of ♦, 2020,
between RepliCel Life Sciences Inc. and Computershare Trust Company of Canada

[Form of Rights Certificate]

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF SUCH AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, CERTAIN RELATED PARTIES OF AN ACQUIRING PERSON OR A TRANSFEREE OF AN ACQUIRING PERSON OR ANY SUCH RELATED PARTIES WILL BECOME VOID WITHOUT FURTHER ACTION.

Rights Certificate

This certifies that ________________________________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement made as of ♦, 2020, as such agreement may from time to time be amended, restated, varied or replaced (the "Rights Agreement") between RepliCel Life Sciences Inc., a British Columbia corporation, (the "Corporation") and Computershare Trust Company of Canada, a Canadian trust company, as Rights Agent (the "Rights Agent"), which term shall include any successor Rights Agent under the Rights Agreement, to purchase from the Corporation, at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate, together with the Form of Election to Exercise appropriately completed and duly executed, to the Rights Agent at its principal office in Vancouver, British Columbia. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be an amount equal to five times the Market Price (as defined in the Rights Agreement) per Common Share determined as of the Separation Time per Right (payable in cash, certified cheque or money order payable to the order of the Corporation).

The number of Common Shares which may be purchased for the Exercise Price is subject to adjustment as set forth in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holder of the Rights Certificates. By acceptance hereof, the holder is deemed to accept, and agrees to be bound by the terms of the Rights Agreement. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the principal office of the Rights Agent in Vancouver, British Columbia may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may be adjusted so as to entitle the registered holder thereof to purchase or receive securities or shares in the capital of the Corporation other than Common Shares or more or less than one Common Share (or a combination thereof), all as provided in the Rights Agreement. The number of Common Shares which may be purchased for the Exercise Price is subject to adjustment as set forth in the Rights Agreement.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.000001 per Right subject to adjustment in certain events.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of any meeting or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date: ____________________________

REPLICEL LIFE SCIENCES INC.

Per:        __________________________________________
 Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:        __________________________________________
 Authorized Signatory

FORM OF ELECTION TO EXERCISE

TO: RYU APPAREL INC.

AND TO: COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned hereby irrevocably elects to exercise whole Rights represented by this Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of and delivered to:

Rights Certificate No. _________________________

_____________________________________________________
Name

_____________________________________________________
Address

_____________________________________________________
City and Province

_____________________________________________________
Social Insurance No. or other taxpayer
identification numbers

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

_____________________________________________________
Name

_____________________________________________________
Address

_____________________________________________________
City and Province

_____________________________________________________
Social Insurance No. or other taxpayer
identification numbers

Date: _________________________________________	_________________________________________
Signature

Written Signature Guaranteed	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian Schedule 1 bank or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed by the holder if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of any such other Person (as such terms are defined in the Rights Agreement).

_________________________________________
Signature

NOTICE

In the event that the certifications set forth above in the Form of Election to Exercise and Assignment are not completed, the Corporation shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Date: _________________________________________	_________________________________________
Signature

Written Signature Guaranteed	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian Schedule 1 bank or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned have never been, Beneficially Owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of any such other Person (as such terms are defined in the Rights Agreement).

_________________________________________
Signature

_________________________________________
(Please print name below signature)

NOTICE

In the event that the certifications set forth above in the Form of Election to Exercise and Assignment are not completed, the Corporation shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.